International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2025
(Unaudited)
IBRD Management's Discussion and Analysis: March 31, 2025    1

Management’s Discussion and Analysis
Tables
Figures
2    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary
This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for
Reconstruction and Development’s (IBRD’s) financial performance for the nine months ended March 31, 2025
(FY25 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2024 (FY24). IBRD undertakes no obligation to update any forward-looking statements.
Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal year ended June 30,
	2025	2024	2024
Lending Highlights (Section III)
Loans and Guarantees
Net commitments [a]	$27,723	$24,767	$37,568
Gross disbursements	22,102	25,952	33,450
Net disbursements	11,907	16,364	20,115

Income Statement (Section III)
Board of Governors-approved and other transfers	$(815)	$(371)	$(371)
Net income	1,236	1,185	2,142

Balance Sheet (Section III)
Total assets	$390,145	$347,185	$356,612
Net investment portfolio [b]	102,653	75,809	82,680
Net loans outstanding	272,532	257,051	260,236
Borrowing portfolio [c]	316,385	277,817	287,117
Total equity	66,519	62,342	63,484

Non-GAAP Measures
Allocable Income (Section III)	$1,790	$1,415	$1,849
Usable Equity (Section IV)	55,595	53,653	54,655
Equity-to-Loans Ratio (Section IV)	21.3%	21.4%	21.5%

a. Commitments that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. For the composition of the net investment portfolio, see Notes to the Condensed Quarterly Financial Statements, Note C - Investments - Table C3.
c. Includes associated derivatives.

1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The
World Bank consists of IBRD and IDA.
IBRD Management's Discussion and Analysis: March 31, 2025    3

Management’s Discussion and Analysis	Section I: Executive Summary
IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet by providing countries with loans, guarantees, advisory services, analytical support and other products.
IBRD and its affiliated institutions seek to help countries in reducing poverty and inequality, and achieve improvements in economic growth, job creation, governance, human capital, infrastructure, and debt transparency, among others. To meet its development goals, the World Bank Group (WBG1) supports client countries' efforts to implement programs to improve growth and development outcomes with a vision to create a world free of poverty on a livable planet. Further, new and ongoing factors continue to influence the global outlook, including: global market uncertainties, migration surges, youth unemployment, energy access, climate adaptation and mitigation, and growing fragility. IBRD continues to work with partners at global and country levels and its borrowing countries to maximize impact for development by efficiently channeling resources into projects that create jobs, drive growth, reduce poverty, and improve living standards. To further support these efforts, the Board and Management have been reforming the WBG to better address the scale of development needs. This process includes initiatives to increase impact, expand financing capacity, support projects that address global challenges with cross border externalities, and modernize the approach to delivery.
4    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section I: Executive Summary
Summary Financial Results
Net Income
IBRD's net income was $1,236 million for the first nine months of FY25, compared with net income of $1,185 million during the same period in FY24. The $51 million increase was primarily due to unrealized mark-to-market gains on IBRD’s non-trading portfolios in FY25 YTD, as compared to unrealized mark-to-market losses in FY24
YTD, and an increase in net revenue on interest earning assets. These were partially offset by higher Board of
Governors-approved transfers of $444 million. The $815 million of Board of Governors-approved transfers were expensed as grants upon approval by the Board of Governors in FY25 YTD, and were funded from IBRD's prior years' allocable income.
Allocable Income
Allocable income is the measure IBRD uses for making net income allocation decisions. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD’s allocable income. In addition, Board of Governors-approved and other transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.
During FY25 YTD, allocable income was $1,790 million, an increase of $375 million from the same period in
FY24. The increase was primarily due to the increase in net revenue on interest earning assets in FY25 YTD, compared to FY24 YTD (Section III and Section IV).
In millions of U.S. dollars - YTD

Allocable Income
Net Income
Unrealized Gains (Losses) on non-trading portfolios
2,400
1,800
1,200
600
0
-600
FY21
FY22
FY23
FY24
FY25

Lending Operations
IBRD’s lending operations during the first nine months of FY25 provided $27.7 billion of net commitments, $22.1 billion of gross loan disbursements (Table 4), and $11.9 billion of net loan disbursements. Net loans outstanding were $272.5 billion as of March 31, 2025.
In billions of U.S. dollars

Disbursements YTD
Net commitments were higher by $3.0 billion compared with the same period in FY24 (Table 5). The regions with the largest share of commitments in the first nine months of FY25 were Europe and Central Asia with 32%, and
Latin America and the Caribbean with 31%.
IBRD Management's Discussion and Analysis: March 31, 2025    5

Management’s Discussion and Analysis	Section I: Executive Summary
Net Investment Portfolio
IBRD’s net investment portfolio increased by $20.0
billion, from $82.7 billion as of June 30, 2024 to
$102.7 billion as of March 31, 2025. The increase
was primarily due to net new debt issuances that were
higher than net loan disbursements during the period,
and is consistent with the higher target liquidity level
in FY25, compared to FY24. As of March 31, 2025,
73% of the investments are rated AA or above (77%
as of June 30, 2024) (Table 12), reflecting IBRD’s
objective of principal protection and its preference
for high-quality investments.
In billions of U.S. dollars
Net Investment Portfolio
Borrowing Portfolio
Borrowings reported at fair value: As of March 31,
2025, the borrowings reported at fair value and the
related derivatives were $315.9 billion, $28.8 billion
higher than June 30, 2024. The increase was mainly
due to net new debt issuances that financed the
growing development and lending operations, and
satisfied liquidity requirements.
Borrowings reported at amortized cost: As of
March 31, 2025, the borrowings reported at
amortized cost were $476 million, all related to
IBRD's first issuances of hybrid capital (Section III
and Section IV).
In billions of U.S. dollars
Borrowing Portfolio

350
280
210
140
70
0
Jun 21
Jun 22
Jun 23
Jun 24
Mar 25

Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 21.5% as
of June 30, 2024 to 21.3% as of March 31, 2025,
primarily due to the increase in loan exposures
outpacing the increase in usable equity (Section IV),
and remained above the policy minimum of 18%. In
line with IBRD's currency management approach,
exchange rate movements during the period did not
have an impact on IBRD's Equity-to-Loans ratio.
During the first nine months of FY25, IBRD received
$334 million of paid-in capital subscribed under the
2018 General and Selective Capital Increases (GCI
and SCI), bringing the cumulative amounts received
to $6.3 billion, representing 84% of the total amount
available for subscription. The subscription period for
the GCI and SCI ends on October 1, 2025.
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
0%
Jun 21
Jun 22
Jun 23
Jun 24
Mar 25
Equity-to-Loans Ratio
Policy Minimum

6    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview
IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG.
Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs primarily to middle-income and creditworthy lower-income countries to support sustainable development. By operating across a full range of country clients,
IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to grow reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD.
Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years.
Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies. Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending mainly from the international capital markets.
IBRD’s loans are largely financed from borrowings raised in the capital markets and through its equity. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members.
This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities
(borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV:
Risk Management for additional details on how IBRD uses derivatives.
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.
IBRD Management's Discussion and Analysis: March 31, 2025    7

Management’s Discussion and Analysis	Section II: Overview
Management believes that these risk management strategies, taken together, effectively manage market risk in
IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-
term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.
Financial Performance
IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (Figure 1). This revenue is used for administrative expenses, provision for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Revenue
Funding
Net Interest Revenue
Liquid Inv.
Debt
Loans
Equity
Return on Investments
-
Cost of debt
=
Investment Revenue, net
Loan revenue
-
Cost of debt
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus
Allocable Income

Basis of Reporting
IBRD’s financial statements conform with accounting principles generally accepted in the United States of America
(U.S. GAAP). Generally, all financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statements of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost.
Management uses net income as the basis for deriving allocable income, as discussed below.
8    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section II: Overview
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-trading portfolios, as well as Board of
Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.
See Section III: Financial Results Section and Table 2, for details of the adjustments to reported net income to calculate allocable income.
The variability in IBRD’s net income is often driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of IBRD's assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values reflected in the Statements of Income.
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments reported at fair value (borrowing portfolio, and derivatives in the loans and other Asset/
Liability Management (ALM) portfolios) are excluded from allocable income.
For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-
market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost.
IBRD Management's Discussion and Analysis: March 31, 2025    9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results
Financial Results and Portfolio Performance
The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between
IBRD’s net income and allocable income.

Table 2: Condensed Statements of Income
In millions of U.S. dollars
			Impact on income
For the nine months ended March 31,	2025	2024	Decrease	Increase

Revenue on interest earning assets
Loan interest revenue, net of funding costs [a]	$3,635	$3,599
Other ALM derivatives, net	(1,031)	(1,303)
Investment revenue, net of funding costs [a,b]	44	66
Total revenue on interest earning assets, net	$2,648	$2,362
Provision for losses on loans and other exposures	(12)	(53)
Net non-interest expenses (Table 7)	(1,118)	(1,018)
Net pension cost, other than service cost (Table 7)	129	142
Net other revenue (Table 6)	201	220
Board of Governors-approved and other transfers	(815)	(371)
Non-functional currency translation adjustment (losses) gains, net	(60)	16
Unrealized mark-to-market gains (losses) on non-trading portfolios, net [c]	263	(113)
Net income	$1,236	$1,185
Adjustments to reconcile net income to allocable income:
Pension [d] and other adjustments	(58)	(238)
Board of Governors-approved and other transfers	815	371
Non-functional currency translation adjustment losses (gains), net	60	(16)
Unrealized mark-to-market (gains) losses on non-trading portfolios, net [c]	(263)	113
Allocable income	$1,790	$1,415

36
272
(22)
286
41
(100)
(13)
(19)
(444)
(76)
376
51
180
444
76
(376)
375

a. Includes related derivatives.
b. Includes unrealized mark-to-market gains (losses) on the Investments-trading portfolio, except forward contracts related to assets held at amortized cost, and Post Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund

c. Adjusted to exclude amounts reclassified to realized gains (losses).
d. Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $207 million in FY25 YTD and $206 million in FY24 YTD.

Table 3: Condensed Balance Sheets
In millions of U.S. dollars
As of	March 31, 2025	June 30, 2024	Decrease	Increase

Investments and due from banks	$100,946	$83,297
Net loans outstanding [a]	272,532	260,236
Derivative assets, net	455	456
Other assets	16,212	12,623
Total Assets	$390,145	$356,612
Borrowings	296,327	261,790
Derivative liabilities, net	17,173	22,728
Other liabilities	10,126	8,610
Equity	66,519	63,484
Total Liabilities and Equity	$390,145	$356,612

a. The fair value of IBRD’s loans was $269,084 million as of March 31, 2025 ($257,415 million – June 30, 2024).
10    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section III: Financial Results
The main drivers of the change in the Balance Sheet  are below:
•Increase in investments and due from banks primarily due to net cash inflows from new debt issuances exceeding net loan disbursements during FY25 YTD;
•Increase in net loans outstanding primarily from net loan disbursements during FY25 YTD;
•Increase in other assets mainly due to the purchase of assets at amortized cost associated with forward contracts;
•Increase in borrowings primarily due to net new issuances;
•Decrease in derivative liabilities, net due to the gains on borrowing-related derivatives as a result of the decrease in relevant interest rates; and
•Increase in equity, primarily due to the increase in accumulated other comprehensive income (AOCI), driven by the higher Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities due to changes in IBRD's own credit, and the net income during FY25 YTD.
Net Income
IBRD's net income was $1,236 million for the first nine months of FY25, compared with net income of $1,185 million during the same period in FY24. The $51 million increase was primarily due to unrealized mark-to-market gains on IBRD’s non-trading portfolios in FY25 YTD, as compared to unrealized mark-to-market losses in FY24
YTD, and an increase in net revenue on interest earning assets.  These were offset by higher Board of Governors-
approved transfers of $444 million (Table 2). The $815 million of Board of Governors-approved transfers were expensed as grants upon approval by the Board of Governors in FY25 YTD, and were funded from IBRD's prior years' allocable income.
Results from Lending activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates (Figure 2). The portion of the loan portfolio funded by equity is sensitive to changes in short-term interest rates.
Figure 2: Loans interest revenue and funding cost
(including related derivatives)
In millions of U.S. dollars, YTD

Loan interest revenue (including related derivatives)
Loan funding cost (including related derivatives)
15,000
12,000
9,000
6,000
3,000
0
FY21
FY22
FY23
FY24
FY25

Figure 3: Loan interest revenue, net of funding
costs ᵃ
In millions of U.S. dollars, YTD

Loan interest revenue, net of funding costs [a]
Loan interest revenue, net of funding costs [a] and Other ALM derivatives, combined
4,000
3,000
2,000
1,000
0
FY21
FY22
FY23
FY24
FY25

a.Includes related derivatives.
For the first nine months of FY25, IBRD’s loan interest revenue, net of funding costs was $3,635 million, an increase of $36 million, compared with the same period in FY24 (Figure 3), consistent with the increase in the average loan balance during the period. Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows.
In October 2024, as a part of the package of measures to deliver on WBG's new vision and mission, the Board approved adjustments to IBRD's loan pricing, which include: 1) establishing a grace period, during which no
IBRD Management's Discussion and Analysis: March 31, 2025    11

Management’s Discussion and Analysis	Section III: Financial Results
commitment fees are charged for the first four years for Investment Project Financing (IPFs) and Program-for-
Results Financing (PforRs); 2) removal of the prepayment premium; 3) introduction of a 7 year Short Maturity Loan
(SML) with a maturity discount applied to the contractual spread; and 4) expansion of the lowest pricing group to include all CRDC-eligible IBRD borrowers under current eligibility requirements. See below section for additional details on CRDC.
Provision for losses on loans and other exposures
IBRD recorded a provision expense for losses on loans and other exposures of $12 million in FY25 YTD, compared to $53 million in FY24 YTD. As the majority of IBRD’s loans carry variable interest rates, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the statements of income. Accordingly, the change was primarily driven by the lower loss given default
(severity) compared to FY24 YTD, due to the decrease in relevant implied forward interest rates in FY25 YTD compared to an increase in FY24 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest.
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

300
280
260
240
22.1
(10.2)
—
0.4
260.2
272.5
Net Loans outstanding as of June 30, 2024
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of March 31, 2025

a.Amount less than $0.1 billion.
a
Figure 5: Net Loans Outstanding
In billions of U.S. dollars
As of March 31, 2025, 80% of IBRD’s total loans outstanding after derivatives, were denominated in U.S. dollars, and 19% were denominated in euro. For the regional presentation of loans outstanding, see Notes to Condensed
Quarterly Financial Statements, Note D - Loans and other exposures, Table D6.
Gross disbursements were $22.1 billion in FY25 YTD, a $3.9 billion decrease compared with the same period in
FY24 (Table 4).

Table 4: Gross Disbursements by Region
In millions of U.S. dollars
For the nine months ended March 31,	2025	% of total	2024	% of total	Variance
Eastern and Southern Africa	$772	4	$1,851	7%	$(1,079)
Western and Central Africa	845	4	188	1	657
East Asia and Pacific	2,870	13	5,021	19	(2,151)
Europe and Central Asia	6,927	31	9,429	36	(2,502)
Latin America and the Caribbean	5,480	25	4,313	17	1,167
Middle East and North Africa	2,048	9	1,869	7	179
South Asia	3,160	14	3,281	13	(121)
Total	$22,102	100%	$25,952	100%	$(3,850)

3 Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as
defined by the United Nations.
12    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Net commitments were $27.7 billion in FY25 YTD, a $3.0 billion increase compared with the same period in FY24
(Table 5).

Table 5: Net Commitments by Region
In millions of U.S. dollars
For the nine months ended March 31,	2025	% of total	2024	% of total	Variance
Eastern and Southern Africa	$1,304	5%	$1,359	5%	$(55)
Western and Central Africa	744	3	125	1	619
East Asia and Pacific	3,580	13	4,789	19	(1,209)
Europe and Central Asia	8,897	32	7,903	32	994
Latin America and the Caribbean	8,556	31	7,453	30	1,103
Middle East and North Africa	2,628	9	2,240	9	388
South Asia	2,014	7	898	4	1,116
Total	$27,723	100%	$24,767	100%	$2,956

Climate Resilient Debt Clause (CRDC)
IBRD offers CRDCs for eligible new and existing loans (with minimum remaining maturity of five years), for certain borrowers3. CRDCs allow eligible borrowing countries to defer payments of principal and/or interest (and other loan charges) for up to two years after an eligible event. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the original weighted average maturity of the loan and does not extend the final maturity date. The eligible events when the clause was first offered were tropical cyclones and earthquakes. In October 2024, the Board approved an extension of the covered events to include all natural catastrophes, including droughts, floods, and public health emergencies caused by a biological event. Total loans outstanding as of March 31, 2025 for the 24 countries (including Blend countries) that are eligible for CRDCs was $5.5 billion.
Results from Investing Activities
Net Investment Portfolio
IBRD’s net investment portfolio was $102.7 billion as of March 31, 2025 ($82.7 billion as of June 30, 2024). Of this amount, $97.9 billion related to the liquid asset portfolio ($78.8 billion as of June 30, 2024). See Notes to
Condensed Quarterly Financial Statements, Note C - Investments. The increase in the liquid asset portfolio is primarily due to the net new debt issuances that were higher than net loan disbursements during the period, and consistent with the higher target liquidity level in FY25 (Table 14).
Net Investment Revenue
IBRD’s net investment revenue was $44 million as of March 31, 2025, $22 million lower in FY25 YTD compared to FY24 YTD. The decrease was primarily driven by the increase in borrowing expenses outpacing the increase in investment interest income.
IBRD Management's Discussion and Analysis: March 31, 2025    13

Management’s Discussion and Analysis	Section III: Financial Results
Figure 6: Net Investment Portfolio
In billions of U.S. dollars

Liquid asset portfolio
Other investment portfolios
100
80
60
40
20
0
3.1
3.3
3.8
3.9
4.8
82.8
78.8
75.4
78.8
97.9
Jun 21
Jun 22
Jun 23
Jun 24
Mar 25

Figure 7: Investment Revenue, net
In millions of U.S. dollars, YTD
Results from Borrowing Activities
Borrowings reported at Fair Value:
As of March 31, 2025, the borrowings reported at fair value and the related derivatives were $315.9 billion, a $28.8 billion increase compared with June 30, 2024 (Notes to Condensed Quarterly Financial Statements, Note E -
Borrowings). The increase was primarily due to net new debt issuances of $31.0 billion during the period. New issuances of medium-and long-term debt of $51.4 billion during the first nine months of FY25 were highly diversified by investor profile and location, with an average maturity of 5.7 years. The funds raised financed development lending operations and satisfied liquidity requirements.
Borrowings reported at Amortized Cost:
As of March 31, 2025, borrowings reported at amortized cost were $476 million, and related to IBRD's first issuances of hybrid capital in FY25 YTD. Hybrid capital is issued in the legal form of debt and has characteristics of both debt and equity. See Notes to Condensed Quarterly Financial Statements, Note A - Summary of Significant
Accounting and Related Policies.
Figure 8: Borrowing Portfolio (original maturities)
In billions of U.S. dollars

Medium-and long-term
Short-term
350
280
210
140
70
0
10.2
243.5
15.1
241.8
10.1
256.7
9.0
278.1
15.8
300.6
Jun 21
Jun 22
Jun 23
Jun 24
Mar 25

Net Other Revenue
Net other revenue was lower by $19 million in FY25 YTD, compared with the same period in FY24. The decrease was mainly due to unrealized mark-to-market losses from forward contracts with a physical asset held at amortized cost as its underlying.
14    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section III: Financial Results

Table 6: Net Other Revenue
In millions of U.S. dollars
For the nine months ended March 31,	2025	2024	Variance
Loan commitment fees	$116	$111	$5
Guarantee fees	13	11	2
Others [a]	72	98	(26)
Net other revenue (Table 2)	$201	$220	$(19)

a.Includes net earnings from the PEBP and PCRF, unrealized mark-to-market losses from forward contracts with a physical asset held at amortized cost as its underlying, and income from the recognition of recovery assets related to guarantees received under
Portfolio Guarantee Platform (PGP).
Net Non-Interest Expenses
As shown in Table 7, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between the two entities.
Figure 9: Net Non-Interest Expenses (GAAP basis)
In millions of U.S. dollars, YTD
IBRD Management's Discussion and Analysis: March 31, 2025    15

Management’s Discussion and Analysis	Section III: Financial Results
The increase in net non-interest expenses from FY24 YTD to FY25 YTD, on both a GAAP and allocable income basis, was primarily driven by higher staff costs and higher consultant and contractual services (Table 7).

Table 7: Net Non-Interest Expenses
In millions of U.S. dollars
For the nine months ended March 31,	2025	2024	Variance
Administrative expenses
Staff costs	$901	$854	$47
Travel	107	102	5
Consultant fees and contractual services	323	300	23
Pension service cost [a]	213	207	6
Communications and technology	72	65	7
Premises and equipment	89	86	3
Other expenses	27	18	9
Total administrative expenses	$1,732	$1,632	$100
Contributions to special programs	17	18	(1)
Revenue from externally funded activities:
Reimbursable revenue – Bank-executed activities for trust funds	(402)	(391)	(11)
Other revenue	(229)	(241)	12
Total revenue from externally funded activities	$(631)	$(632)	$1
Net non-interest expenses (Table 2)	1,118	1,018	100
Net pension cost, other than service cost [b] (Table 2)	(129)	(142)	13
Net non-interest expenses - GAAP basis	$989	$876	$113
Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [c]	122	143	(21)
Net non-interest expenses - allocable income basis	$1,111	$1,019	$92

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the period. See Notes to Condensed Quarterly Financial Statements, Note K - Pension and Other Post-Retirement Benefits.

b. Amount is included in Other Non-interest expenses in the Condensed Statements of Income (Table 2).
c. Adjustments are included in the Pension and other adjustments line in Table 2.
Unrealized mark-to-market gains and losses on non-trading portfolios
Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first nine months of FY25, net unrealized mark-to-market gains were $263 million
($113 million net unrealized mark-to-market losses for same period in FY24) (Table 2).

Table 8: Unrealized Mark-to-market Gains (Losses) on Non-trading Portfolios [a]
In millions of U.S. dollars
For the nine months ended March 31,	2025	2024	Variance
Loan-related derivatives	$(929)	$(715)	$(214)
Other ALM derivatives	1,280	719	561
Borrowings, including derivatives	(119)	(148)	29
Client operations and other derivatives, net	31	31	—
Total	$263	$(113)	$376

a. Adjusted to exclude amounts reclassified to realized mark-to-market gains (losses).
16    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section III: Financial Results
Loan Portfolio
Loans are reported at amortized cost on the balance sheet and therefore the mark-to-market effect on loans is not reflected in reported net income. However, the derivatives used to convert loans from fixed-rate to variable-rate instruments, for asset/liability management purposes, are reported at fair value. From an economic perspective,
IBRD’s loans after the effect of derivatives carry variable interest rates and have a low sensitivity to the change in interest rates. The unrealized mark-to-market losses on loan related derivatives were $214 million higher in the first nine months of FY25 compared to the same period in FY24, due to the more prominent decrease in relevant interest rates in FY25 YTD compared to FY24 YTD. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.
Other ALM Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-
term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In the first nine months of FY25, IBRD recorded unrealized mark-to-market gains of $1,280 million on this portfolio due to the decrease in relevant interest rates for the nine months ended
March 31, 2025. The duration of this portfolio was 4.5 years, within the Board established limit of 5 years.
Borrowing Portfolio
IBRD’s borrowings and the related derivatives are reported at fair value, except for hybrid capital which is reported at amortized cost on the balance sheet. IBRD recorded $119 million of net unrealized mark-to-market losses on
IBRD’s borrowings at fair value and associated derivatives, due to the decrease in relevant interest rates as of
March 31, 2025, compared to June 30, 2024. The unrealized mark-to-market losses on these borrowings at fair value were mainly driven by the decrease in relevant interest rates and exceeded the gains on the bond-related derivatives.
The net unrealized mark-to-market losses on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the
DVA on Fair Value Option elected liabilities, which is recorded in Accumulated Other Comprehensive Income
(AOCI). For the first nine months of FY25, the DVA was $1,294 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the period, primarily driven by the widening of spreads across euro sovereign, supranational, and agency markets. As of
March 31, 2025, IBRD’s Condensed Balance Sheets included a cumulative DVA of $1,967 million of mark-to-
market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements, Note J - Fair Value
Disclosures).
IBRD Management's Discussion and Analysis: March 31, 2025    17

Management’s Discussion and Analysis	Section III: Financial Results
Board of Governors-approved Transfers and Allocations
During the first nine months of FY25, the Board of Governors approved the following transfers and allocations as shown below:

Date of approval	Amount ($ in million)	Retained Earnings Source	Beneficiary
Board of Governors-approved and Other Transfers Reported in the Condensed Statements of Income [a]:
September 9, 2024	$100	Surplus	Trust Fund for Gaza and West Bank
September 18, 2024	200	Surplus	Trust Fund for Gaza and West Bank
September 18, 2024	515	FY24 allocable income	IDA
Total	$815

Board of Governors-approved Allocations Reported as Transfers Within Retained Earnings:
September 18, 2024	$200	Surplus	IBRD Surplus-Funded Livable Planet Fund (LPF1) [b]
January 17, 2025	100	Surplus	Grant Facility for Project Preparation (GFPP) [c]
Total	$300

a. These transfers are unconditional and expensed upon approval.
b. For the nine months ended March 31, 2025, no grants were expensed by the LPF1.
c.The Grant Facility for Project Preparation (GFPP) provides grants to support preparation of World Bank financed lending operations. The GFPP is currently financed by IBRD's surplus and is established for an initial period of 7 years. For the nine months ended March 31, 2025, no grants were expensed by the GFPP.

Changes in Surplus
In millions of U.S. dollars	Amount
Surplus as of June 30, 2024	$100
Allocation from FY24 allocable income	500
Board of Governors-approved transfers to Trust Fund for Gaza and West Bank	(300)
Board of Governors-approved allocations to LPF1	(200)
Board of Governors-approved allocations to GFPP	(100)
Surplus as of March 31, 2025	$—

18    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit Committee, periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.
Risk Oversight and Coverage
The Vice President and WBG Chief Risk Officer (CRO) oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity and model risks, and (iii) operational risks relating to people, processes, and systems, or from external events.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where
fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the
Integrity Vice Presidency jointly address such issues.
For a detailed discussion of the risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2024, Section IX: Risk Management.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market, and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
IBRD Management's Discussion and Analysis: March 31, 2025    19

Management’s Discussion and Analysis	Section IV: Risk Management
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s
Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-
Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.
As shown in Table 9, IBRD’s Equity-to-Loans ratio decreased from 21.5% as of June 30, 2024 to 21.3% as of
March 31, 2025, primarily due to the increase in total loan exposure exceeding the increase in usable equity. In
October 2024, as part of the WBG evolution process, the Board approved establishing the new Framework of
Restoration Measures (FRM) for capital adequacy, which further strengthens the protection for IBRD’s triple-A rating. The FRM includes a set of capital adequacy-related metrics, along with indicative thresholds, as well as restoration measures. Following the establishment of the FRM, the Board approved a reduction in the policy minimum Equity-to-Loans ratio from 19% to 18% based on a review of IBRD's capital adequacy framework, which became effective immediately after the Board approval. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-term financial sustainability.
In October 2024, the Board also approved the offer of Enhanced Callable Capital (ECC), another shareholder support instrument to expand IBRD's financing capacity. Shareholders can convert a portion of their existing callable capital to the enhanced terms so that it could be called earlier in the event that IBRD were to face an imminent threat of a rating downgrade, but had not yet reached a point where it was at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. The ECC conversion is on a voluntary basis and upon bilateral agreement between the shareholder and IBRD. There were no signed ECC agreements as of March 31, 2025.
In FY25 YTD, IBRD signed bilateral agreements for hybrid capital with 8 member countries for a total notional value of $745 million, expected to be settled over the next 4 years. As of March 31, 2025, $476 million has been settled and reported in the balance sheet. Hybrid capital is an instrument that has characteristics of both debt and equity, and while reported as Borrowings at amortized cost on the balance sheet under US GAAP, for capital adequacy purposes it is a component of usable equity in the equity-to-loans ratio (Table 9) in accordance with
IBRD's financial policies.
In October 2024, IBRD signed portfolio guarantee agreements with total notional value of $1.1 billion with 2 highly rated member countries under its new Portfolio Guarantee Platform (PGP). Portfolio guarantees are risk management instruments that support additional financing capacity for IBRD. The signed portfolio guarantees become effective upon fulfillment of certain effectiveness conditions stipulated in the signed agreements. On IBRD's
Balance Sheet, effective portfolio guarantees are recorded in Other assets measured based on the expected credit losses on the underlying portfolio. As of March 31, 2025, both portfolio guarantee agreements were effective. For capital adequacy measures, effective portfolio guarantees are  reductions to loan exposures in the equity-to-loans ratio to capture their first-loss and portfolio-wide loss-absorption features.
20    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of	March 31, 2025	June 30, 2024	Total	Due to Activities	Due to Translation Adjustments

Usable paid-in capital (Table 10)	$21,610	$21,183	$427	$334	$93
Special reserve	293	293	—	—	—
General reserve [a]	34,058	34,058	—	—	—
Cumulative translation adjustment [b]	(1,034)	(1,126)	92	—	92
Hybrid capital	476	—	476	476	—
Other adjustments [c]	192	247	(55)	—	(55)
Equity (usable equity)	$55,595	$54,655	$940	$810	$130

Loan exposures	$275,567	$263,190	$12,377	$11,908	$469
Adjustments for third-party guarantees received	(13,343)	(10,658)	(2,685)	(2,678)	(7)
Adjustment for portfolio guarantees received [d]	(4,280)	—	(4,280)	(4,280)	—
Present value of guarantees provided	3,749	3,488	261	239	22
Effective but undisbursed DDOs	2,152	1,261	891	884	7
Relevant accumulated provisions	(2,832)	(2,942)	110	120	(10)
Deferred loan income	(649)	(594)	(55)	(54)	(1)
Other exposures	378	377	1	1	—
Loans (total exposure)	$260,742	$254,122	$6,620	$6,140	$480

Equity-to-Loans Ratio	21.3%	21.5%

a. June 30, 2024 amount prospectively includes the transfer to the General Reserve, which was approved by the Board on August 6, 2024.
b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative translation gains on non-functional currencies of $240 million ($295 million gains as of June 30, 2024).
d. The adjustment for portfolio guarantees received is management’s estimate of the benefit of the PGP which covers losses on the entire portfolio (first loss), and also the counterparty credit risk.

Table 10: Usable Paid-In Capital
In millions of U.S. dollars
As of	March 31, 2025	June 30, 2024	Variance
Paid-in Capital	$22,786	$22,452	$334
Deferred amounts to maintain value of currency holdings [a]	(522)	(558)	36
Adjustments for unreleased NCPIC:
Restricted cash	(63)	(66)	3
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(309)	(310)	1
Receivable amounts to maintain value of currency holdings	(283)	(337)	54
MOV payable	1	2	(1)
Total Adjustments for unreleased NCPIC	(654)	(711)	57
Usable paid-in capital	$21,610	$21,183	$427

a. The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.
During the first nine months of FY25, IBRD received $334 million of paid-in capital subscribed under the 2018 GCI and SCI, bringing the cumulative amounts received to $6.3 billion, 84% of the $7.5 billion available for subscription. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
IBRD Management's Discussion and Analysis: March 31, 2025    21

Management’s Discussion and Analysis	Section IV: Risk Management
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers Environmental, Social and Governance (ESG) risk factors. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Figure 10: Country Exposures as of March 31, 2025
In billions of U.S. dollars
a.Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of March 31, 2025, IBRD's loans outstanding to Ukraine were $16.6 billion and guarantees provided to Ukraine were $0.5 billion. Guarantees and other credit enhancements received from third parties for the benefit of Ukraine were $10.9 billion, bringing IBRD's net exposure to Ukraine to $6.2 billion.
Credit enhancement arrangements
As of March 31, 2025, IBRD had $11.1 billion of outstanding loans under which guarantees were received from highly rated member countries or other Multilateral Development Banks ($8.9 billion as of June 30, 2024).
In addition, as of March 31, 2025, IBRD received total notional value of $1.1 billion portfolio guarantees from 2 highly rated member countries, under its new Portfolio Guarantee Platform (PGP).
These guarantees serve as credit enhancements and reduce IBRD's internal risk capital requirements. Guarantees that are contractually attached to the loan reduce the exposure at risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan (including the Portfolio Guarantee Platform), are recorded as a recoverable asset and included in Other assets on the Balance Sheet (see Notes to the Financial Statements, Note D -
Loans and Other Exposures).
IBRD has also received other forms of credit enhancements for loans outstanding totaling $2.5 billion as of
March 31, 2025 ($2.0 billion as of June 30, 2024), that protect IBRD against the risk of loss on certain loans in
IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets on IBRD’s Balance Sheet as they do not meet the accounting definition of guarantees.
22    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section IV: Risk Management

Table 11: Credit Enhancements Received
In millions of U.S. dollars
As of	March 31, 2025	June 30, 2024
Bilateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	$185	$200
Egypt, Arab Republic of	138	142
Indonesia	350	350
Iraq	341	359
Jordan	343	367
Morocco	123	155
Philippines	216	220
Ukraine	9,360	7,057
Total Outstanding	$11,056	$8,850

Portfolio Guarantees Received	1,070	—

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	1,000	1,000
Ukraine	1,500	1,016
Total Outstanding	$2,500	$2,016

Total Guarantees and Credit Enhancements Received	$14,626	$10,866

Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 58% of IBRD’s total exposure as of March 31, 2025.
Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees provided, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit
(SBL).
The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation
Discussion Income (GDI) threshold and those above it. Under this system, the FY25 SBL is $30.9 billion for highly creditworthy countries below the GDI, and $22.2 billion for highly creditworthy countries above the GDI.
Accumulated Provision for Losses on Loans and Other Exposures
As of March 31, 2025, IBRD’s accumulated provision for losses on loans and other exposures was $3.0 billion
(including $514 million of accumulated provision related to loan commitments, see Notes to Condensed Quarterly
Financial Statements - Note D - Loans and Other Exposures), which was less than 1% of the underlying exposures
($3.0 billion as of June 30, 2024, less than 1% of the underlying exposures).
As of March 31, 2025, 0.5% of IBRD’s total loans outstanding were in nonaccrual status, all related to Zimbabwe and Belarus. During the first nine months of FY25, IBRD received $1 million from borrowers in non-accrual status as payment towards overdue principal ($2 million as payment towards overdue interest in FY24 YTD). See Notes to
Condensed Quarterly Financial Statements, Note D - Loans and Other Exposures.
No loans in nonaccrual status to any borrowing country were restored to accrual status during the first nine months of FY25.
IBRD Management's Discussion and Analysis: March 31, 2025    23

Management’s Discussion and Analysis	Section IV: Risk Management
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-
sovereign holdings (including agencies and asset-backed securities, corporates, and time deposits).
As shown in Table 12, 73% of IBRD's investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits.
The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 12: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	As of March 31, 2025
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$11,568	$12,280	$—	$23,848	24%
AA	4,870	43,087	36	47,993	49
A	8,310	17,563	134	26,007	27
BBB	3	32	—	35	*
BB or lower/unrated	—	8	2	10	*
Total	$24,751	$72,970	$172	$97,893	100%

	As of June 30, 2024
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,583	$8,844	$—	$18,427	23%
AA	6,778	36,481	54	43,313	54
A	7,240	11,505	131	18,876	23
BBB	4	28	—	32	*
BB or lower/unrated	—	7	—	7	*
Total	$23,605	$56,865	$185	$80,655	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (Table 13).
IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2025, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of
24    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section IV: Risk Management
IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 13: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of March 31, 2025
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$6,792	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	1,847	—
			$8,639	$—

Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
◦Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s MD&A as of
June 30, 2024) and a consultative loss limit.
◦Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates.
Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed Statements of Comprehensive Income.
◦Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates
Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
◦Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-
rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.
Loans to borrowing countries
Under IBRD’s loan agreements, if an interest rate yields a negative rate, the interest rate charged is zero.
Liquid Asset Portfolio
IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2024).
The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than short-term bank deposits.
IBRD Management's Discussion and Analysis: March 31, 2025    25

Management’s Discussion and Analysis	Section IV: Risk Management
These investments generally yield positive returns over the risk-free reference rate (SOFR) but can generate mark-
to-market gains or losses if the credit spread moves.
Fixed Spread Loan Refinancing Risk
While IBRD no longer offers loans on fixed spread terms, refinancing risk for funding fixed-spread loans in the portfolio relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead,
IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives)
with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving
IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate movements. As a result, exchange rate movements during the period generally do not have an impact on the overall
Equity-to-Loans ratio.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential
Minimum to safeguard against cash flow interruptions.
The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The
Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of the
Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table 14).

Table 14: Liquidity Levels for FY25
	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$65.0
Guideline Maximum Liquidity Level	97.5	150%
Prudential Minimum Liquidity Level	52.0	80%
Liquid Asset Portfolio as of March 31, 2025	$97.9	151%
The FY25 Target Liquidity Level is $6.0 billion higher than the prior year, due to the higher projected debt service in FY25.
26    IBRD Management's Discussion and Analysis: March 31, 2025

Management’s Discussion and Analysis	Section IV: Risk Management
Operational Risk
Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks.
IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.
IBRD Management's Discussion and Analysis: March 31, 2025    27

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance
Senior Management Changes
Lakshmi Shyam-Sunder, WBG Chief Risk Officer and Vice President, retired in January 2025. Dennis McLaughlin was appointed to this role effective January 2, 2025.
28    IBRD Management's Discussion and Analysis: March 31, 2025
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IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    29
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
(IBRD)
CONTENTS
March 31, 2025
CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
30    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
CONDENSED BALANCE SHEETS
Expressed in millions of U.S. dollars

	March 31, 2025 (Unaudited)	June 30, 2024 (Unaudited)
Assets
Due from banks—Notes C and J
Unrestricted cash	$339	$410
Restricted cash	77	80
	416	490
Investments-Trading (including securities transferred under repurchase or securities lending agreements of $1,097 million—March 31, 2025 and $255 million—June 30, 2024)—Notes C and J	100,515	82,728

Securities purchased under resale agreements—Notes C and J	15	79

Derivative assets, net—Notes H and J	455	456

Loans outstanding—Notes D, H and J
Total loans approved	362,418	348,248
Less: Undisbursed balance (including signed loan commitments of $73,584 million—March 31, 2025 and $66,761 million—June 30, 2024)	(86,851)	(85,058)
Loans outstanding	275,567	263,190
Less:
Accumulated provision for loan losses	(2,385)	(2,360)
Deferred loan income	(650)	(594)
Net loans outstanding	272,532	260,236

Other assets—Notes C, D, H and J	16,212	12,623

Total assets	$390,145	$356,612
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    31

	March 31, 2025 (Unaudited)	June 30, 2024 (Unaudited)
Liabilities
Borrowings—Notes E and J
Borrowings, at fair value	$295,851	$261,790
Borrowings, at amortized cost	476	—
	296,327	261,790

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and J	1,097	256

Derivative liabilities, net—Notes H and J	17,173	22,728

Other liabilities—Notes C, D, H and J	9,029	8,354

Total liabilities	323,626	293,128

Equity
Capital stock—Note B
Authorized capital (2,783,873 shares—March 31, 2025 and June 30, 2024)
Subscribed capital (2,701,456 shares—March 31, 2025, and 2,678,098 shares—June 30, 2024)	325,890	323,072
Less: Uncalled portion of subscriptions	(303,104)	(300,620)
Paid-in capital	22,786	22,452

Nonnegotiable, non-interest-bearing demand obligations on account of subscribed capital	(309)	(310)
Receivable amounts to maintain value of currency holdings	(283)	(337)
Deferred amounts to maintain value of currency holdings	(522)	(558)
Retained earnings—Note G	39,519	38,283
Accumulated other comprehensive income—Note I	5,328	3,954

Total equity	66,519	63,484
Total liabilities and equity	$390,145	$356,612
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
32    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
CONDENSED STATEMENTS OF INCOME
Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2025	2024	2025	2024
Interest revenue
Loans, net—Note D	$3,599	$4,075	$11,678	$11,690
Other asset / liability management derivatives, net—Notes F and J	(270)	(435)	(1,031)	(1,303)
Investments-Trading, net—Notes C and F	1,042	1,100	3,338	3,237
Other, net	—	1	1	2

Borrowing expenses, net—Note E	(3,482)	(3,918)	(11,337)	(11,252)
Interest revenue, net of borrowing expenses	889	823	2,649	2,374

Provision for losses on loans and other exposures, (charge) release —Note D	181	(83)	(12)	(53)

Non-interest revenue
Revenue from externally funded activities—Note H	214	231	631	632
Commitment charges—Note D	36	39	116	111
Other, net	149	9	169	31
Total	399	279	916	774

Non-interest expenses
Administrative—Notes H and K	(581)	(551)	(1,732)	(1,632)
Contributions to special programs	—	(3)	(17)	(18)
Other, net—Note K	38	41	109	124
Total	(543)	(513)	(1,640)	(1,526)

Board of Governors-approved and other transfers—Note G	—	—	(815)	(371)

Non-functional currency translation adjustment (losses) gains, net	(23)	24	(60)	16

Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net—Notes F and J	(24)	56	(67)	82

Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes F and J	398	242	265	(111)

Net income	$1,277	$828	$1,236	$1,185
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    33
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2025	2024	2025	2024

Net income (loss)	$1,277	$828	$1,236	$1,185
Other comprehensive income (loss) —Note I
Amortization of unrecognized net actuarial gains on pension plans	(16)	(17)	(48)	(51)
Amortization of unrecognized prior service costs on pension plans	2	2	6	6
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	(113)	(538)	1,294	290
Currency translation adjustments on functional currency gains (losses)	513	(324)	122	(62)
Total other comprehensive income (loss)	386	(877)	1,374	183
Total comprehensive income (loss)	$1,663	$(49)	$2,610	$1,368
CONDENSED STATEMENTS OF CHANGES IN RETAINED EARNINGS
Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2025	2024
Retained earnings at the beginning of the fiscal year	$38,283	$36,141
Net income for the period	1,236	1,185
Retained earnings at the end of the period	$39,519	$37,326
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
34    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2025	2024
Cash flows from investing activities
Loans
Disbursements	$(21,915)	$(25,892)
Principal repayments	10,001	9,541
Principal prepayments	194	47
Loan origination fees received	24	34
Net derivatives-loans	48	41
Other investing activities, net	(177)	(121)
Net cash used in investing activities	(11,825)	(16,350)
Cash flows from financing activities
Medium and long-term borrowings
New issues	51,604	38,671
Retirements	(27,090)	(26,877)
Short-term borrowings (original maturities greater than 90 days)
New issues	19,162	15,352
Retirements	(17,304)	(16,581)
Net short-term borrowings (original maturities less than 90 days)	4,878	604
Net derivatives-borrowings	246	(50)
Capital subscriptions	334	630
Other financing activities, net	(9)	18
Net cash provided by financing activities	31,821	11,767
Cash flows from operating activities
Net income	1,236	1,185
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(265)	111
Non-functional currency translation adjustment losses (gains), net	60	(16)
Depreciation, amortization and capitalized interest on loans	326	477
Provision for losses on loans and other exposures, charge	12	53
Changes in:
Investment portfolio	(16,435)	3,060
Other assets and liabilities	(5,002)	(482)
Net cash (used in) provided by operating activities	(20,068)	4,388
Effect of exchange rate changes on unrestricted and restricted cash	(2)	(9)
Net decrease in unrestricted and restricted cash	(74)	(204)
Unrestricted and restricted cash at the beginning of the fiscal year	490	547
Unrestricted and restricted cash at the end of the period	$416	$343
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$469	$(277)
Investment portfolio	80	27
Borrowing portfolio	577	(258)
Capitalized interest and loan origination fees included in total loans	187	94
Interest paid on borrowing portfolio	12,950	10,952
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    35
NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
Basis of Preparation
These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30,
2024 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2024 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of
America (U.S. GAAP).
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities.
The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results for the full year.
Accounting and Reporting Developments
Evaluated Accounting Standards:
In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU)
2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual
Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The
ASU requires certain disclosures for equity securities subject to contractual sale restrictions. For IBRD, the ASU became effective from the quarter ended September 30, 2024 and the adoption of the ASU did not have a material impact on IBRD's financial statements.
Accounting Standards Under Evaluation:
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—
Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the notes to the financial statements. In January 2025, the FASB issued ASU
2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40): Clarifying the Effective Date which clarifies the effective date of ASU 2024-03. For IBRD, the ASUs will be effective for the annual period ending June 30, 2028 (annual statements of fiscal year 2028, and interim reporting periods thereafter). IBRD is currently evaluating the impact of the ASUs on its financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable
Segment Disclosures, which requires additional segment disclosures for public entities, including those with a single reportable segment (such as IBRD), for example, the significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM, as well as an explanation of how the
CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. For IBRD, the
ASU will be effective for the annual period ending June 30, 2025 (annual statements of fiscal year 2025, and interim periods thereafter). IBRD will adopt the ASU on the effective date with additional disclosures in the financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response
to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP. If by June 30, 2027, the SEC has
36    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
not removed the applicable SEC requirement, the related ASU amendment will not become effective. IBRD is currently evaluating the impact of the ASU on its financial statements.
Accounting for Borrowings at Amortized Cost
In October 2024, IBRD issued hybrid capital in the legal form of debt, that has characteristics of both debt and equity. Hybrid capital is reported at amortized cost and included in Borrowings on the Condensed Balance Sheets.
This financial instrument also contains interest cancellation and principal write down features.
Currently, hybrid capital is available to IBRD’s shareholders, who may also enter into separate agreements with
IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase to which the shareholder has subscribed. In addition, agreements that do not assign interest payment to another party include an option, at the IBRD's discretion, to redeem the instrument at par after an initial period of 5 years.
Hybrid capital is subordinated to IBRD’s unsubordinated debt issuances, senior to IBRD equity and pari-passu with all other subordinated issuances. Hybrid capital carries coupon rates similar to those of IBRD’s senior medium and long-term bonds. Interest on the hybrid capital is cancellable at the sole discretion of IBRD, or mandatorily upon the occurrence of a trigger event (linked to the ratio of non-performing loans over usable equity, and to the ratio of reported equity-to-assets).
Hybrid capital principal is automatically cancelled in the event IBRD makes a call to its members for callable capital for the sole purposes of meeting IBRD's liabilities.
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2023	2,783,873	2,634,728
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	43,370
As of June 30, 2024	2,783,873	2,678,098
GCI/SCI	–	23,358
As of March 31, 2025	2,783,873	2,701,456

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2023	$317,840	$(296,021)	$21,819
GCI/SCI	5,232	(4,599)	633
As of June 30, 2024	323,072	(300,620)	22,452
GCI/SCI	2,818	(2,484)	334
As of March 31, 2025	$325,890	$(303,104)	$22,786

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.
On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital could increase by up to
$7.5 billion. On May 23, 2023, the Board approved the extension of the subscription period for GCI and SCI from
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    37
October 1, 2023 to October 1, 2025. As of March 31, 2025, the cumulative subscription payments received under the
2018 capital increases were $6.3 billion.
NOTE C—INVESTMENTS
IBRD’s investments include the liquid asset portfolio and holdings relating to the Post Employment Benefit Plan
(PEBP) and the Post-Retirement Contribution Reserve Fund (PCRF).
Investments held by IBRD are designated as trading and reported at fair value or at face value which approximates fair value. As of March 31, 2025, Investments were primarily comprised of government, agency and corporate obligations and time deposits (40% and 54%, respectively), with all of the instruments classified as Level 1 or Level
2 within the fair value hierarchy.
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading composition

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Government, agency and corporate obligations	$40,349	$32,353
Time deposits	54,154	45,991
Asset-backed Securities (ABS)	3,047	1,880
Other fund investments [a]	2,643	2,155
Equity securities [b]	322	349
Total	$100,515	$82,728

a. Includes PEBP holdings as investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV) and investments held by the IBRD Surplus-Funded Livable Planet Fund (LPF1) and the
Grant Facility for Project Preparation (GFPP) at fair value.
b. Relates to PEBP holdings.

IBRD manages its investments on a net portfolio basis. As of March 31, 2025, the largest holdings from a single counterparty within the net investment portfolio was the Government of Singapore (8%). The following table summarizes IBRD’s net investment portfolio position:
38    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
Table C2: Net investment portfolio

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Investments-Trading	$100,515	$82,728
Securities purchased under resale agreements	15	79
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(1,097)	(277)
Derivative assets
Currency swaps and forward contracts	743	812
Interest rate swaps	69	14
Other [b]	3	1
Total	815	827
Derivative liabilities
Currency swaps and forward contracts	(573)	(68)
Interest rate swaps	(20)	(450)
Other [b]	–	–
Total	(593)	(518)
Cash held in investment portfolio [c]	232	308
Receivable from investment securities traded and Other assets	3,680	438
Payable for investment securities purchased [d]	(453)	(561)
IFC PCRF payable [e]	(461)	(344)
Net investment portfolio	$102,653	$82,680

a. There was no cash collateral received from counterparties under derivative agreements ($21 million—June 30, 2024).
b. Includes swaptions, options and futures contracts.
c. This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheets.
d. There were no liabilities related to short sales ($59 million—June 30, 2024).
e. Liabilities are included in Other liabilities on the Condensed Balance Sheets.
The composition of IBRD’s net investment portfolio is as follows:
Table C3: Net investment portfolio composition

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Net investment portfolio
Liquid assets	$97,895	$78,792
PEBP, PCRF and Other holdings	$4,758	$3,888
Total	$102,653	$82,680

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives,
IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    39
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions.
IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions.
These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:
Table C4: Collateral received

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Collateral received
Cash	$—	$21
Securities	348	322
Total collateral received	$348	$343
Collateral permitted to be repledged	$348	$343
Amount of collateral repledged	–	–
Amount of cash collateral invested	–	21

Securities Lending
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-
backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of
March 31, 2025, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements ($59 million—June 30, 2024).
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged).
IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of March 31, 2025, liabilities relating to securities transferred under repurchase or securities lending agreements were $1,097 million ($256 million—June 30, 2024) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil —June 30, 2024). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2024). As of March 31, 2025 and June 30, 2024, the
remaining contractual maturity of these agreements was up to 90 days and less than 30 days, respectively. The securities transferred were mainly comprised of government and agency obligations, equity securities and sovereign debt.
40    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of March 31, 2025 and June 30, 2024, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of
$15 million as of March 31, 2025 ($79 million—June 30, 2024). As of March 31, 2025 and June 30, 2024, none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments including Deferred
Drawdown Options (DDOs) and irrevocable commitments and guarantees. As of March 31, 2025, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures.
Accrued interest receivable on loans of $3,729 million as of March 31, 2025 ($3,706 million—June 30, 2024) is included in Other assets on the Condensed Balance Sheets.
As of March 31, 2025, 0.5% of IBRD’s loans were in nonaccrual status and related to two borrowers (Table D2 -
Loans in nonaccrual status). The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk and High-risk classes.
Credit Quality of Sovereign Exposures
Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment –
Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risks; external debt and liquidity; fiscal policy and public debt burden; balance of payments risks; economic structure and growth prospects; monetary and exchange rate policy; financial sector risks;
and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and
Governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of March 31, 2025, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    41
As of March 31, 2025, $3 million principal and $2 million interest were overdue by more than three months for loans in accrual status.
The following tables provide an aging analysis of the loans outstanding:
Table D1: Loan portfolio aging structure

In millions of U.S. dollars
	March 31, 2025
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$6,813	$6,813
Medium	–	–	–	–	–	–	128,434	128,434
High	10	–	–	3	–	13	138,895	138,908
Loans in accrual status	10	–	–	3	–	13	274,142	274,155
Loans in nonaccrual status	22	–	–	41	748	811	601	1,412
Total	$32	$–	$–	$44	$748	$824	$274,743	$275,567

Table D1.1

In millions of U.S. dollars
	June 30, 2024
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$–	$–	$–	$–	$–	$–	$6,935	$6,935
Medium	–	–	–	–	–	–	124,106	124,106
High	5	9	2	–	–	16	130,723	130,739
Loans in accrual status	5	9	2	–	–	16	261,764	261,780
Loans in nonaccrual status	–	1	40	24	661	726	684	1,410
Total	$5	$10	$42	$24	$661	$742	$262,448	$263,190

The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D2: Loans in nonaccrual status

In millions of U.S. dollars
		Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Overdue amounts
Borrower	Nonaccrual since				Principal	Interest and Charges
Belarus	October 2022	$987	$102	$984	$386	$119
Zimbabwe	October 2000	425	213	426	425	710
Total - March 31, 2025		$1,412	$315	$1,410	$811	$829
Total - June 30, 2024		$1,410	$324	$1,418	$726	$767

During the three and nine months ended March 31, 2025, no new loans were placed in nonaccrual status or restored to accrual status.
During the three and nine months ended March 31, 2025, interest and other revenue not recognized as a result of loans being in nonaccrual status was $18 million and $59 million, respectively ($21 million and $60 million– three and nine months ended March 31, 2024).
In addition, during the three and nine months ended March 31, 2025, no interest income was recognized on loans in nonaccrual status (nil and $2 million —three and nine months ended March 31, 2024). Loan income from countries in nonaccrual status is recognized upon receipt of payment.
42    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
During the three and nine months ended March 31, 2025, there were no Catastrophe Deferred Drawdown Options
(CAT DDOs) converted to term loans (Nil and $500 million—three and nine months ended March 31, 2024)
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed.
Table D3: Loan portfolio vintage disclosure

In millions of U.S. dollars
	March 31, 2025
	Fiscal Year of Origination
	2025	2024	2023	2022	2021	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of March 31, 2025
Risk Class
Low	$14	$287	$–	$250	$–	$6,262	$–	$–	$6,813
Medium	6,155	8,262	8,785	7,266	10,449	84,578	623	2,316	128,434
High	6,511	14,041	8,020	12,469	10,694	86,281	1	891	138,908
Loans in accrual status	12,680	22,590	16,805	19,985	21,143	177,121	624	3,207	274,155
Loans in nonaccrual status	–	–	–	–	–	1,412	–	–	1,412
Total	$12,680	$22,590	$16,805	$19,985	$21,143	$178,533	$624	$3,207	$275,567

Table D3.1

In millions of U.S. dollars
	June 30, 2024
	Fiscal Year of Origination
	2024	2023	2022	2021	2020	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2024
Risk Class
Low	$150	$–	$250	$–	$–	$6,535	$–	$–	$6,935
Medium	7,885	8,445	6,893	10,126	8,421	79,700	302	2,334	124,106
High	11,645	7,402	11,897	9,951	8,486	80,454	1	903	130,739
Loans in accrual status	19,680	15,847	19,040	20,077	16,907	166,689	303	3,237	261,780
Loans in nonaccrual status	–	–	–	–	115	1,295	–	–	1,410
Total	$19,680	$15,847	$19,040	$20,077	$17,022	$167,984	$303	$3,237	$263,190

Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Condensed Statements of Income.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    43
Changes to the accumulated provision for losses on loans and other exposures are summarized below:
Table D4: Accumulated provision

In millions of U.S. dollars
	March 31, 2025
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,360	$514	$92	$2,966
Provision, net - charge (release)	15	(3)	—	12
Translation adjustment	10	3	1	14
Accumulated provision, end of the period	$2,385	$514	$93	$2,992
Composed of accumulated provision for losses on:
Loans in accrual status	$2,070
Loans in nonaccrual status	315
Total	$2,385
Loans, end of the period:
Loans in accrual status	$274,155
Loans in nonaccrual status	1,412
Total loans outstanding	$275,567

Table D4.1:

In millions of U.S. dollars
	June 30, 2024
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,336	$452	$90	$2,878
Provision, net - charge	29	64	1	94
Translation adjustment	(5)	(2)	1	(6)
Accumulated provision, end of the fiscal year	$2,360	$514	$92	$2,966
Composed of accumulated provision for losses on:
Loans in accrual status	$2,036
Loans in nonaccrual status	324
Total	$2,360
Loans, end of the fiscal year:
Loans in accrual status	$261,780
Loans in nonaccrual status	1,410
Total loans outstanding	$263,190

a. Primarily relates to guarantees and does not include recoverable assets relating to certain guarantees received (including guarantees received under the Exposure Exchange Agreements) or the benefit of credit enhancements that are derivatives.
For more details, see Guarantees section.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of March 31, 2025 was $2,992 million, compared to $2,966 million as of June 30, 2024. The increase of $26 million in the accumulated provision for losses on loan and other exposures is primarily driven by the increase in exposure and foreign currency translation losses, partially offset by a decrease in severity.
44    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
Guarantees
Guarantees provided
Guarantees of $7,402 million were outstanding as of March 31, 2025 ($7,168 million—June 30, 2024), including guarantees provided under the Exposure Exchange Agreements (EEA). These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through 2047.
As of March 31, 2025, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $291 million ($296 million—June 30, 2024), and the accumulated provision for guarantee losses of $70 million ($71 million—June 30, 2024). These amounts are included in Other liabilities on the Condensed Balance
Sheets.
During the nine months ended March 31, 2025 and March 31, 2024, no guarantees provided by IBRD were called.
IBRD participates in EEAs, which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the African Development Bank and Inter-
American Development Bank included in the Condensed Balance Sheets and Condensed Statements of Income is
presented in the following table:
Table D5: Amounts associated with EEAs

In millions of U.S. dollars
	March 31, 2025			June 30, 2024
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on the Condensed Balance Sheets
Guarantees provided	$3,609	$(114)	$(21)	$3,609	$(129)	$(25)	Other liabilities
Guarantees received	(3,609)	114	16	(3,611)	129	19	Other assets
	$—	$–	$(5)	$(2)	$–	$(6)

Guarantees received
As of March 31, 2025, IBRD had received third-party financial guarantees, including guarantees received under the
EEA. The outstanding amount of loans subject to guarantees received was $14,665 million ($12,461 million as of
June 30, 2024). In addition, during the nine months ended March 31, 2025, IBRD received a notional value of $1.1 billion of portfolio guarantees under its new Portfolio Guarantee Platform (PGP). Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, and a portion of the front-end fee. In addition, in October 2024, as part of the adjustments to IBRD's loan pricing, the Executive Directors approved the waiver of future prepayment premiums on existing loans, as applicable. The forgone income resulting from these waivers was $2 million and $5 million for three and nine months ended March 31, 2025, respectively ($2 million and $7 million—three and nine months ended March 31, 2024).
Concentration risk
Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers.
For the nine months ended March 31, 2025, loan revenue of $1,099 million from India, contributed more than 10%
to the total loan revenue.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    45
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:
Table D6: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	For the nine months ended and as of
	March 31, 2025		March 31, 2024
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$3,403	$83,601	$3,471	$79,886
East Asia and Pacific	2,253	53,309	2,351	53,167
Europe and Central Asia	2,123	59,772	2,018	54,729
Middle East and North Africa	1,380	36,216	1,383	34,351
South Asia	1,268	28,169	1,213	26,047
Eastern and Southern Africa	469	11,633	377	9,761
Western and Central Africa	77	2,867	56	2,043
Total	$10,973	$275,567	$10,869	$259,984

a. Excludes $821 million interest income from loan related derivatives for the nine months ended March 31, 2025 ($932 million—
nine months ended March 31, 2024). Includes commitment charges of $116 million for the nine months ended March 31, 2025
($111 million—nine months ended March 31, 2024).

For the nine months ended March 31, 2025, Interest revenue—Loans, net in the Condensed Statements of Income was $11,678 million ($11,690 million—nine months ended March 31, 2024). This includes $821 million of interest income, net related to loan related derivatives associated with the Loan portfolio (interest income, net of $932 million—nine months ended March 31, 2024).
NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies in capital markets.
These borrowings are reported at fair value. IBRD has issued hybrid capital to shareholders that is subordinated to borrowings at fair value, and is reported at amortized cost. Variable rates are primarily based on exchange rates or market interest rates.
As of March 31, 2025, 98% of the instruments at fair value were classified as Level 2 within the fair value hierarchy.
In addition, most of these instruments were denominated in U.S. dollars and euro (64% and 15%, respectively).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.
A summary of IBRD’s borrowings at fair value, is as follows (for details on principal due upon maturity, see Note J
—Fair Value Disclosures):
Table E1: Borrowings and borrowing-related derivatives, at fair value

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Borrowings	$295,851	$261,790
Currency swaps, net	6,899	7,427
Interest rate swaps, net	13,159	17,900
Total	$315,909	$287,117

As of March 31, 2025, borrowings reported at amortized cost were $476 million related to IBRD's issuances of hybrid capital which represents the outstanding principal of these instruments. The majority of holders of hybrid capital as of March 31, 2025, entered into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase.
46    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
For the nine months ended March 31, 2025, Borrowing expenses, net in the Condensed Statements of Income were
$11,337 million ($11,252 million—nine months ended March 31, 2024). This includes $5,193 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest expense, net of $5,702 million—
nine months ended March 31, 2024).
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Condensed Balance Sheets is shown in table F1.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    47
Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
March 31, 2025				June 30, 2024
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$7,206		$18,463		$7,977		$24,759
Currency swaps [a]	4,056		9,875		4,057		9,907
Other [b]	3		–		1		–
Gross Total	$11,265		$28,338		$12,035		$34,666
Less:
Amounts subject to legally enforceable master netting agreements	10,810	[d]	11,165	[e]	11,558	[d]	11,938	[e]
Cash collateral received [c]	—				21
Net derivative position on the Condensed Balance Sheet	$455		$17,173		$456		$22,728
Less:
Securities collateral received [c]	315				298
Net derivative exposure after collateral	$140				$158

a. Includes forward contracts.
b. Relate to swaptions, options and futures contracts.
c. Does not include excess collateral received.
d. Includes $33 million Credit Valuation Adjustment (CVA) ($29 million—June 30, 2024).
e. Includes $388 million Debit Valuation Adjustment (DVA) ($409 million—June 30, 2024).
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	March 31, 2025
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$69	$743	$812
Loans	5,110	1,285	6,395
Client operations	114	371	485
Borrowings	1,626	1,657	3,283
Other asset/liability management derivatives	287	–	287
Total Exposure	$7,206	$4,056	$11,262

Table F2.1
In millions of U.S. dollars
	June 30, 2024
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$14	$812	$826
Loans	5,893	1,314	7,207
Client operations	274	424	698
Borrowings	1,555	1,507	3,062
Other asset/liability management derivatives	241	–	241
Total Exposure	$7,977	$4,057	$12,034

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on the derivative instruments are determined. As of March 31, 2025, the notional amounts of IBRD’s derivative contracts outstanding
48    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
were as follows: interest rate swaps $438,359 million ($436,783 million—June 30, 2024), currency swaps $136,197 million ($120,483 million—June 30, 2024), long positions of other derivatives $342 million ($280 million—
June 30, 2024), and short positions of other derivatives $165 million ($201 million—June 30, 2024).
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating.
The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of March 31, 2025 was $17,447 million ($22,858 million—June 30, 2024). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of March 31, 2025, the amount of collateral that would need to be posted would be $13,249 million ($18,593 million—June 30, 2024). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $17,447 million ($22,858 million—June 30, 2024).
IBRD received collateral totaling $348 million as of March 31, 2025 ($343 million—June 30, 2024), in relation to swap transactions (Note C—Investments).
The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statements of Income:
Table F3: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars
Type of instrument [a]	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2025	2024	2025	2024
Interest rate swaps	Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$1,453	$(1,130)	$4,644	$3,381
Currency swaps (including forward contracts and structured swaps)		336	(532)	1,138	1,266
Total		$1,789	$(1,662)	$5,782	$4,647

a. For disclosures related to derivatives in trading portfolio, see Table F4.
All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio,
IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
The following table provides information on the amount of unrealized mark-to-market gains and losses on the net
Investment–Trading portfolio and their location on the Condensed Statements of Income:
Table F4: Unrealized mark-to-market gains or losses on net investment-trading portfolio

In millions of U.S. dollars
	Reported as:	Three Months Ended March 31,		Nine Months Ended March 31,
		2025	2024	2025	2024
Type of instrument [a]
Fixed income	Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net	$(18)	$16	$(88)	$10
Equity and other fund investments [b]		(6)	40	21	72
Total		$(24)	$56	$(67)	$82

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings and investments related to LPF1 and GFPP.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    49
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on the non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.
On August 6, 2024, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2024: an increase in the General Reserve of $834 million and an increase in the Pension Reserve by $306 million.
On September 9, 2024, IBRD’s Board of Governors approved contributions from Surplus of $100 million to the
Trust Fund for Gaza and the West Bank. This amount was paid on September 16, 2024. On September 18, 2024,
IBRD's Board of Governors approved an additional transfer of $200 million from Surplus to the Trust Fund for Gaza and the West Bank. This amount was paid on September 30, 2024. Contributions to the Trust Fund for Gaza and
West Bank are recorded in Board of Governors-approved and other transfers on the Condensed Statements of
Income.
On September 18, 2024, IBRD’s Board of Governors approved a transfer of $515 million to the International
Development Association (IDA) and a transfer of $500 million to Surplus out of the net income earned in the fiscal year ended June 30, 2024. The transfer to IDA was made on September 30, 2024, and is recorded in Board of
Governors-approved and other transfers on the Condensed Statements of Income.
On September 18, 2024, IBRD's Board of Governors approved a transfer within retained earnings of $200 million from Surplus to the IBRD Surplus-Funded Livable Planet Fund (LPF1). On January 17, 2025, IBRD's Board of
Governors approved a transfer within retained earnings from Surplus of $100 million to the Grant Facility for
Project Preparation (GFPP).
The portion of LPF1 and the GFPP contributions, not expensed yet, are included in Retained Earnings on the
Condensed Balance Sheet ($419 million —March 31, 2025 and $101 million —June 30, 2024). For the nine months ended March 31, 2025, no contribution expenses were recognized on the Condensed Statements of Income.
Retained earnings is comprised of the following components:
Table G1: Retained earnings composition

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Special reserve	$293	$293
General reserve	34,058	33,224
Pension reserve	987	681
Surplus	—	100
Cumulative fair value adjustments [a]	1,390	1,103
Unallocated net income	2,051	2,513
Restricted retained earnings	11	11
Other reserves [b]	729	358
Total	$39,519	$38,283

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Comprised of non-functional currency translation gains/losses, the portion of the cumulative transfers to the LPF1 and the GFPP not expensed yet, and revenue from prior years which is set aside for a dedicated purpose.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see
Note G—Retained Earnings, Allocations and Transfers).
50    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
IBRD had the following receivables from (payables to) its affiliated organizations:
Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	March 31, 2025				June 30, 2024
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services	$563	$(11)	$13	$565	$279	$1	$16	$296
PCRF investments	(664)	(461)	—	(1,125)	(489)	(344)	—	(833)
Pension and other postretirement benefits	(1,002)	(805)	(32)	(1,839)	(906)	(774)	(30)	(1,710)
Total	$(1,103)	$(1,277)	$(19)	$(2,399)	$(1,116)	$(1,117)	$(14)	$(2,247)

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Loans and Other Exposures
IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of March 31,
2025 and June 30, 2024, there were no loans outstanding under this facility.
Administrative Services
Expenses
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2025, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $465 million and $1,420 million, respectively ($420 million and
$1,291 million—three and nine months ended March 31, 2024).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and nine months ended March 31, 2025, IBRD’s other revenue excludes revenue allocated to IDA of $74 million and $230 million ($86 million and $237 million—three and nine months ended March 31, 2024), and is included in Revenue from externally funded activities in the Condensed Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:
Table H2: Revenue from contracts with clients

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2025	2024	2025	2024
Trust fund fees	$33	$54	$123	$146
Reimbursable advisory services	22	23	57	61
Asset management services	9	8	26	24
Total	$64	$85	$206	$231
Of which:
IBRD’s share	$32	$42	$102	$116
IDA’s share	32	43	104	115

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)    51
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:
Table H3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	March 31, 2025	June 30, 2024
Receivables	$100	$111
Contract liabilities	169	185

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Condensed Statements of Income, is as follows:
Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2025	2024	2025	2024
Fees charged to IFC	$25	$25	$75	$71
Fees charged to MIGA	2	2	5	5

Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF, and are included in
Investments-Trading in IBRD’s Condensed Balance Sheets. The corresponding payable to IFC is included in Other liabilities in IBRD’s Condensed Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and
MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S.
GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of Comprehensive Income.
52    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and Accumulated
Other Comprehensive Loss (AOCL):
Table I1: AOCI/AOCL changes

In millions of U.S. dollars
	Nine Months Ended March 31, 2025
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$(445)	$122	$—	$122	$(323)
DVA on Fair Value Option elected liabilities	673	1,306	(12)	1,294	1,967
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,741	—	(48)	(48)	3,693
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(15)	—	6	6	(9)
Total AOCI	$3,954	$1,428	$(54)	$1,374	$5,328

Table I1.1:
In millions of U.S. dollars
	Nine Months Ended March 31, 2024
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$(295)	$(62)	$—	$(62)	$(357)
DVA on Fair Value Option elected liabilities	351	288	2	290	641
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,490	—	(51)	(51)	3,439
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(23)	—	6	6	(17)
Total AOCI	$3,523	$226	$(43)	$183	$3,706

NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of March 31, 2025 and June 30, 2024, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.
Due from banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of March 31, 2025 or June 30, 2024. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
IBRD FINANCIAL STATEMENTS: March 31, 2025    53
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and
IBRD’s policies governing the level and use of such investments. As of March 31, 2025, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government, agency and corporate securities, mutual funds, exchange-traded equity securities and ABS securities.
For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates.
Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Borrowings
(i) Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
Where available, quoted market prices are used to determine the fair value of short-term notes, as well as some floating rate notes of longer maturity.
(ii) Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Generalized Forward Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
(iii) Borrowings, at amortized cost
The fair value of borrowings measured at amortized cost would be classified as Level 3 within the fair value hierarchy.
Derivative instruments
Derivative contracts include forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
54    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities (borrowings reported at fair value) is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rates.
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:
Table J1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	March 31, 2025		June 30, 2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$416	$416	$490	$490
Investments-Trading (including Securities purchased under resale agreements)	100,530	100,530	82,807	82,807
Net loans outstanding	272,532	269,084	260,236	257,415
Derivative assets, net	455	455	456	456
Miscellaneous assets	122	122	88	88

Liabilities
Borrowings
Borrowings, at fair value	$295,851	$295,851	$261,790	$261,790
Borrowings, at amortized cost	476	482	—	—
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	1,097	1,097	256	256
Derivative liabilities, net	17,173	17,173	22,728	22,728

As of March 31, 2025, IBRD’s signed loan commitments were $74 billion ($67 billion—June 30, 2024) and had a fair value of $(0.1) billion ($0.3 billion—June 30, 2024).
IBRD FINANCIAL STATEMENTS: March 31, 2025    55
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of Other fund investments measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.
Table J2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	March 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$14,698	$25,651	$—	$40,349
Time deposits	5,047	49,107	—	54,154
ABS	—	3,047	—	3,047
Other fund investments [a]	—	410	—	2,643
Equity securities	322	—	—	322
Total Investments–Trading	$20,067	$78,215	$—	$100,515
Securities purchased under resale agreements	$15	$—	$—	$15
Derivative assets
Currency swaps [b]	$—	$3,949	$107	$4,056
Interest rate swaps	—	7,059	147	7,206
Other [c]	3	—	—	3
	$3	$11,008	$254	$11,265
Less:
Amounts subject to legally enforceable master netting agreements [d]				10,810
Cash collateral received				—
Derivative assets, net				$455
Miscellaneous assets	$—	$122	$—	$122
Liabilities:
Borrowings, at fair value	$—	$291,302	$4,549	$295,851
Securities sold under repurchase agreements and securities lent under securities lending agreements [e]	$—	$1,097	$—	$1,097
Derivative liabilities
Currency swaps [b]	$—	$9,729	$146	$9,875
Interest rate swaps	—	18,327	136	18,463
Other [c]	—	—	—	—
	$—	$28,056	$282	$28,338
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,165
Derivative liabilities, net				$17,173
Accounts payable and miscellaneous liabilities	$—	$4	$—	$4

a. Includes investments held by LPF1 and GFPP of $410 million, carried at fair value, and investments in PEBP holdings of
    $2,233 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Includes $33 million CVA.
e. Excludes payable for cash collateral received.
f. Includes $388 million DVA.
56    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)

Table J2.1:
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government and agency obligations	$12,940	$19,413	$—	$32,353
Time deposits	3,517	42,474	—	45,991
ABS	—	1,880	—	1,880
Other fund investments [a]	—	—	—	2,155
Equity securities	349	—	—	349
Total Investments–Trading	$16,806	$63,767	$—	$82,728
Securities purchased under resale agreements	$20	$59	$—	$79
Derivative assets
Currency swaps [b]	$—	$3,935	$122	$4,057
Interest rate swaps	—	7,836	141	7,977
Other [c]	1	—	—	1
	$1	$11,771	$263	$12,035
Less:
Amounts subject to legally enforceable master netting agreements [d]				11,558
Cash collateral received				21
Derivative assets, net				$456
Miscellaneous assets	$—	$88	$—	$88

Liabilities:
Borrowings, at fair value	$—	$257,735	$4,055	$261,790
Securities sold under repurchase agreements and securities lent under securities lending agreements [e]	$—	$256	$—	$256
Derivative liabilities
Currency swaps [b]	$—	$9,816	$91	$9,907
Interest rate swaps	—	24,556	203	24,759
Other [c]	—	—	$—	$—
	$—	$34,372	$294	$34,666
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,938
Derivative liabilities, net				$22,728
Accounts payable and miscellaneous liabilities	$—	$2	$—	$2

a. Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b. Includes forward contracts.
c. Includes swaptions, options, and futures contracts.
d. Includes $29 million CVA.
e. Excludes payable for cash collateral received.
f. Includes $409 million DVA.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.
IBRD FINANCIAL STATEMENTS: March 31, 2025    57
Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2025, and the fiscal year ended June 30, 2024, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index. Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements. Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level
3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.
Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of March 31, 2025	Fair Value as of June 30, 2024	Valuation Technique	Unobservable input	Range (average), March 31, 2025	Range (average), June 30, 2024
Borrowings	$4,549	$4,055	Discounted Cash Flow	Correlations	-15% to 83% (7%)	-11% to 84% (7%)
				Interest rate volatilities	64% to 75% (71%)	65% to 77% (73%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (9%)
Derivative assets/ (liabilities), net	$(28)	$(31)	Discounted Cash Flow	Correlations	-15% to 83% (7%)	-11% to 84% (7%)
				Interest rate volatilities	64% to 75% (71%)	65% to 77% (73%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (9%)
58    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.
Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended March 31, 2025		Nine Months Ended March 31, 2025
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$66	$(66)	$92	$(92)
Transfer (out of) into	—	—	$(75)	$75
	$66	$(66)	$17	$(17)
Derivative assets, net
Transfer into (out of)	$8	$(8)	$10	$(10)
Transfer (out of) into	—	—	–	–
	8	(8)	10	(10)
Derivative liabilities, net
Transfer (into) out of	$—	$—	$–	$–
Transfer out of (into)	—	—	21	(21)
	—	—	21	(21)
Total Derivative Transfers, net	$8	$(8)	$31	$(31)

Table J4.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2024		Nine Months Ended March 31, 2024
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$65	$(65)	$90	$(90)
Transfer (out of) into	—	—	(21)	21
	$65	$(65)	$69	$(69)
Derivative assets, net
Transfer into (out of)	$—	$—	$96	$(96)
Transfer (out of) into	—	—	—	—
	—	—	96	(96)
Derivative liabilities, net
Transfer (into) out of	$(61)	$61	$(63)	$63
Transfer out of (into)	—	—	6	(6)
	(61)	61	(57)	57
Total Derivative Transfers, net	$(61)	$61	$39	$(39)

IBRD FINANCIAL STATEMENTS: March 31, 2025    59
The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:
Table J5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2025	2024	2025	2024
Beginning of the period/fiscal year	$4,425	$3,395	$4,055	$3,607
Issuances	125	110	702	137
Settlements	(79)	(387)	(306)	(799)
Total realized/unrealized mark-to-market losses (gains) in:
Net (loss) income	39	166	199	350
Other comprehensive (loss) income	105	11	(84)	4
Transfers to (from) Level 3, net	(66)	(65)	(17)	(69)
End of the period	$4,549	$3,230	$4,549	$3,230

Table J6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended March 31, 2025			Nine Months Ended March 31, 2025
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$(97)	$1	$(96)	$31	$(62)	$(31)
Issuances	2	—	2	(2)	—	(2)
Settlements	2	(22)	(20)	37	16	53
Total realized/unrealized mark-to- market (losses) gains in:
Net (loss) income	(3)	34	31	(19)	59	40
Other comprehensive (loss) income	64	(1)	63	(56)	(1)	(57)
Transfers (from) to Level 3, net	(8)	—	(8)	(31)	—	(31)
End of the period	$(40)	$12	$(28)	$(40)	$12	$(28)

Table J6.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2024			Nine Months ended March 31, 2024
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$13	$(65)	$(52)	$13	$(134)	$(121)
Issuances	—	7	7	1	7	8
Settlements	11	8	19	49	30	79
Total realized/unrealized mark-to- market gains (losses) in:
Net income	108	5	113	192	54	246
Other comprehensive income (loss)	6	2	8	(17)	—	(17)
Transfers (from) to Level 3, net	—	61	61	(100)	61	(39)
End of the period	$138	$18	$156	$138	$18	$156

60    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
Information on the unrealized gains or losses included in the Condensed Statements of Income and Condensed
Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:
Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2025	2024	2025	2024
Reported as:
Borrowings
Net (loss) income [a]	$(30)	$144	$(129)	$171
Other Comprehensive income (loss) [b]	(104)	(11)	83	(3)
Derivatives
Net income (loss) [a]	$36	$(110)	$168	$(114)
Other Comprehensive (loss) income [c]	61	8	(58)	(12)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.
Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2025	$295,851	$317,004	$(21,153)
June 30, 2024	$261,790	$285,322	$(23,532)

The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statements of Other
Comprehensive Income:
Table J9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2025	Nine Months Ended March 31, 2025
DVA on Fair Value Option Elected Liabilities	$(114)	$1,306
Amounts reclassified to net income upon derecognition of a liability	1	(12)
Net change in DVA on Fair Value Option Elected Liabilities	$(113)	$1,294

Table J9.1:
In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2024	Nine Months Ended March 31, 2024
DVA on Fair Value Option Elected Liabilities	$(537)	$288
Amounts reclassified to net income upon derecognition of a liability	(1)	2
Net change in DVA on Fair Value Option Elected Liabilities	$(538)	$290

IBRD FINANCIAL STATEMENTS: March 31, 2025    61
As of March 31, 2025, IBRD’s Condensed Balance Sheets included a DVA of $1,967 million cumulative gain ($673 million cumulative gain—June 30, 2024) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.
Table J10: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended March 31, 2025			Nine Months Ended March 31, 2025
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$496	$(520)	$(24)	$345	$(412)	$(67)
Non trading portfolios, net
Loan-related derivatives—Note F	2	(465)	(463)	2	(929)	(927)
Other assets/liabilities management derivatives, net	—	726	726	—	1,280	1,280
Borrowings, including derivatives —Notes E and F	—	118	118ᵇ	—	(119)	(119)ᵇ
Client operations and other derivatives, net	—	17	17	—	31	31
Total	$2	$396	$398	$2	$263	$265

Table J10.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2024			Nine Months Ended March 31, 2024
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading, net	$(172)	$228	$56	$(95)	$177	$82
Non trading portfolios, net
Loan-related derivatives—Note F	—	852	852	–	(715)	(715)
Other assets/liabilities management derivatives, net	—	(568)	(568)	—	719	719
Borrowings, including derivatives —Notes E and F	1	(11)	(10)ᵇ	2	(148)	(146)ᵇ
Client operations and other derivatives, net	—	(32)	(32)	—	31	31
Total	$1	$241	$242	$2	$(113)	$(111)

a. Adjusted to exclude amounts reclassified to realized gains (losses).
b. Includes $1,526 million of unrealized mark-to-market gains and $5,430 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and nine months ended March 31, 2025, respectively (unrealized mark-to-
market losses of $1,946 million and unrealized mark-to-market gains of $4,644 million—three and nine months ended March 31,
2024).

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan
(RSBP) and the PEBP (collectively “the Pension Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with the Pension Plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
62    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
The following tables summarize the benefit costs associated with the Pension Plans for IBRD and IDA:
Table K1: Pension Plans benefit costs

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2025				March 31, 2025
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$106	$27	$20	$153	$318	$83	$58	$459
Interest cost	288	45	27	360	864	135	82	1,081
Expected return on plan assets	(374)	(66)	—	(440)	(1,120)	(199)	—	(1,319)
Amortization of unrecognized prior service costs [a]	2	—	—	2	3	1	2	6
Amortization of unrecognized net actuarial (gains) losses [a]	—	(16)	—	(16)	—	(48)	—	(48)
Net periodic pension cost	$22	$(10)	$47	$59	$65	$(28)	$142	$179
Of which:
IBRD’s share	$10	$(3)	$22	$29	$30	$(12)	$66	$84
IDA’s share	12	(7)	25	30	35	(16)	76	95

Table K1.1
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2024				March 31, 2024
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$101	$28	$21	$150	$301	$84	$62	$447
Interest cost	253	40	25	318	759	121	74	954
Expected return on plan assets	(345)	(61)	—	(406)	(1,033)	(182)	—	(1,215)
Amortization of unrecognized prior service costs [a]	1	1	—	2	2	2	2	6
Amortization of unrecognized net actuarial (gains) losses [a]	—	(17)	—	(17)	—	(51)	—	(51)
Net periodic pension cost	$10	$(9)	$46	$47	$29	$(26)	$138	$141
Of which:
IBRD’s share	$4	$(4)	$21	$21	$13	$(12)	$64	$65
IDA’s share	6	(5)	25	26	16	(14)	74	76

a. Included in amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses
—Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.
IBRD FINANCIAL STATEMENTS: March 31, 2025    63
The following tables provide the amounts of IBRD’s pension service cost:
Table K2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2025				March 31, 2025
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$106	$27	$20	$153	$318	$83	$58	$459
Of which:
IBRD’s share	$49	$14	$9	$72	$147	$39	$27	$213
IDA’s share	57	13	11	81	171	44	31	246

Table K2.1:
In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2024				March 31, 2024
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$101	$28	$21	$150	$301	$84	$62	$447
Of which:
IBRD’s share	$46	$13	$10	$69	$139	$39	$29	$207
IDA’s share	55	15	11	81	162	45	33	240

NOTE L—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-
defendant, as of and for the nine months ended March 31, 2025, is not expected to have a material adverse effect on
IBRD's financial position, results of operations or cash flows.
64    IBRD Condensed Quarterly Financial Statements: March 31, 2025 (Unaudited)
INDEPENDENT AUDITOR'S REVIEW REPORT

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR'S REVIEW REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development ("IBRD") as of March 31, 2025, and the related condensed statements of income, and comprehensive income for the three-month and nine-month periods ended March 31, 2025 and 2024, and the condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2025 and 2024, and the related notes (collectively referred to as the "interim financial information").

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

IBRD FINANCIAL STATEMENTS: March 31, 2025    65

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium & Long Term January 01 2025 through March 31 2025

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV BM/0130AUD04.35	1239558	AUD	1,750,000,000.00	1,082,987,500.00	03-Jan-25	10-Jan-25	10-Jan-30
	BOND/SELL AUD/IBRD/PV BM/0235AUD04.95	1255520	AUD	600,000,000.00	376,920,000.00	24-Jan-25	05-Feb-25	05-Feb-35
Sub-total New Borrowings				2,350,000,000.00	1,459,907,500.00

Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1138BRL00.00	1244258	BRL	500,000,000.00	81,995,441.05	07-Jan-25	14-Jan-25	10-Nov-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0238BRL00.00	1246193	BRL	250,000,000.00	41,287,509.70	10-Jan-25	17-Jan-25	08-Feb-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0238BRL00.00	1257901	BRL	350,000,000.00	60,273,123.35	28-Jan-25	04-Feb-25	08-Feb-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0238BRL00.00	1292485	BRL	1,500,000,000.00	264,284,581.64	14-Mar-25	21-Mar-25	08-Feb-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1138BRL00.00	1284899	BRL	300,000,000.00	51,730,827.26	06-Mar-25	13-Mar-25	10-Nov-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0238BRL00.00	1276830	BRL	500,000,000.00	86,147,484.49	20-Feb-25	27-Feb-25	08-Feb-38
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0130BRL12.50	1245585	BRL	200,000,000.00	33,261,820.42	09-Jan-25	16-Jan-25	16-Jan-30
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1031BRL10.75	1244272	BRL	75,000,000.00	12,384,412.15	07-Jan-25	15-Jan-25	09-Oct-31
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1127BRL10.00	1244279	BRL	200,000,000.00	33,025,099.08	07-Jan-25	15-Jan-25	08-Nov-27
Sub-total New Borrowings				3,875,000,000.00	664,390,299.14

Chinese Yuan

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0335CNH0.00	1291775	CNY	750,000,000.00	103,256,716.85	13-Mar-25	28-Mar-25	28-Mar-35
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0734CNH02.75	1244256	CNY	150,000,000.00	20,460,776.69	07-Jan-25	14-Jan-25	26-Jul-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0734CNH02.75	1256926	CNY	75,000,000.00	10,263,779.12	27-Jan-25	11-Feb-25	26-Jul-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0734CNH02.75	1270577	CNY	100,000,000.00	13,792,722.96	14-Feb-25	24-Feb-25	26-Jul-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0232CNH02.46	1263844	CNY	500,000,000.00	68,688,866.91	10-Feb-25	18-Feb-25	18-Feb-32
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0128CNH01.75	1247935	CNY	300,000,000.00	41,407,581.73	15-Jan-25	24-Jan-25	24-Jan-28
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0834CNH02.72	1253141	CNY	200,000,000.00	27,581,071.11	17-Jan-25	27-Jan-25	16-Aug-34
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0335CNH02.58	1285334	CNY	750,000,000.00	103,698,582.79	07-Mar-25	14-Mar-25	14-Mar-35
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0335CNH02.60	1291155	CNY	750,000,000.00	103,256,716.85	12-Mar-25	28-Mar-25	28-Mar-35
	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/1034CNH02.35	1293500	CNY	75,000,000.00	10,340,762.60	17-Mar-25	24-Mar-25	08-Oct-34
Sub-total New Borrowings				3,650,000,000.00	502,747,577.61

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0335EURSTR	1289145	EUR	20,000,000.00	21,791,000.00	07-Mar-25	14-Mar-25	14-Mar-35
	BOND/SELL EUR/IBRD/PV BM/0135EUR02.95	1245572	EUR	3,000,000,000.00	3,087,000,000.00	09-Jan-25	16-Jan-25	16-Jan-35
Sub-total New Borrowings				3,020,000,000.00	3,108,791,000.00

Georgian Lari
	BOND/SELL GEL/IBRD/PV MTN Non-Core (Non-Retail)/0227GEL08.20	1262857	GEL	562,000,000.00	199,644,760.21	06-Feb-25	18-Feb-25	18-Feb-27
Sub-total New Borrowings				562,000,000.00	199,644,760.21

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0130HKD03.80	1246179	HKD	1,500,000,000.00	192,626,266.52	10-Jan-25	17-Jan-25	17-Jan-30

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0230HKD03.745	1276851	HKD	1,400,000,000.00	180,081,679.90	20-Feb-25	27-Feb-25	27-Feb-30
Sub-total New Borrowings				2,900,000,000.00	372,707,946.42

Indian Rupees
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0927INR00.00	1276216	INR	400,000,000.00	4,588,234.62	19-Feb-25	27-Feb-25	14-Sep-27
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0230INR06.89	1244896	INR	4,500,000,000.00	52,088,457.78	08-Jan-25	15-Jan-25	06-Feb-30
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0430INR06.50	1254078	INR	2,200,000,000.00	25,419,273.59	21-Jan-25	28-Jan-25	17-Apr-30
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0430INR06.50	1244265	INR	9,000,000,000.00	103,959,109.42	07-Jan-25	14-Jan-25	17-Apr-30
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0135INR06.71	1244274	INR	6,000,000,000.00	69,298,068.32	07-Jan-25	21-Jan-25	21-Jan-35
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0134INR06.75	1246821	INR	4,600,000,000.00	53,128,519.04	13-Jan-25	21-Jan-25	21-Jan-34
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0135INR06.71	1276231	INR	4,500,000,000.00	51,680,476.84	19-Feb-25	05-Mar-25	21-Jan-35
Sub-total New Borrowings				31,200,000,000.00	360,162,139.61

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0926KZT10.00	1247385	KZT	10,000,000,000.00	19,195,700.16	14-Jan-25	22-Jan-25	16-Sep-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0727KZT12.50	1284898	KZT	7,500,000,000.00	14,944,704.59	06-Mar-25	14-Mar-25	14-Jul-27
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0626KZT13.00	1282655	KZT	22,500,000,000.00	46,082,949.31	03-Mar-25	11-Mar-25	11-Jun-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0626KZT13.75	1282653	KZT	8,000,000,000.00	16,385,048.64	03-Mar-25	11-Mar-25	11-Jun-26
Sub-total New Borrowings				48,000,000,000.00	96,608,402.70

Norwegian Kroner
	BOND/SELL NOK/IBRD/PV BM/0530NOKFRN	1244260	NOK	5,000,000,000.00	439,432,955.71	07-Jan-25	16-Jan-25	16-May-30
Sub-total New Borrowings				5,000,000,000.00	439,432,955.71

Philippine Pesos

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL PHP/IBRD/PV MTN Non-Core (Non-Retail)/0627PHP04.81	1298926	PHP	975,000,000.00	16,897,014.86	19-Mar-25	26-Mar-25	26-Jul-27
Sub-total New Borrowings				975,000,000.00	16,897,014.86

Pounds Sterling
	BOND/SELL GBP/IBRD/PV BM/0730GBP4.50	1244277	GBP	1,000,000,000.00	1,222,450,000.00	07-Jan-25	15-Jan-25	15-Jul-30
Sub-total New Borrowings				1,000,000,000.00	1,222,450,000.00

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/1226ZAR08.25	1254081	ZAR	200,000,000.00	10,695,959.33	21-Jan-25	28-Jan-25	21-Dec-26
Sub-total New Borrowings				200,000,000.00	10,695,959.33

Swiss Francs
	BOND/SELL CHF/IBRD/PV MTN Core (Non- Retail)/0241CHF00.8150	1254755	CHF	165,000,000.00	184,326,649.16	20-Jan-25	25-Feb-25	25-Feb-41
Sub-total New Borrowings				165,000,000.00	184,326,649.16

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0155USDSTR03	1244894	USD	57,597,685.90	57,597,685.90	08-Jan-25	15-Jan-25	15-Jan-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0155USDSTR	1223936	USD	276,430,000.00	276,430,000.00	12-Dec-24	06-Jan-25	06-Jan-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0135USDSTR02	1246810	USD	20,000,000.00	20,000,000.00	13-Jan-25	21-Jan-25	21-Jan-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0155USDSTR01	1244884	USD	20,000,000.00	20,000,000.00	08-Jan-25	17-Jan-25	17-Jan-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0155USDSTR02	1244888	USD	50,000,000.00	50,000,000.00	08-Jan-25	17-Jan-25	17-Jan-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0130USDSTR	1246182	USD	30,000,000.00	30,000,000.00	10-Jan-25	17-Jan-25	17-Jan-30
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0230USDSTR	1262380	USD	200,000,000.00	200,000,000.00	05-Feb-25	12-Feb-25	12-Feb-30
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR02	1263342	USD	50,000,000.00	50,000,000.00	07-Feb-25	14-Feb-25	14-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0235USDSTR02	1269194	USD	60,000,000.00	60,000,000.00	12-Feb-25	26-Feb-25	26-Feb-35

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0245USDSTR	1276224	USD	25,000,000.00	25,000,000.00	19-Feb-25	26-Feb-25	26-Feb-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0245USDSTR02	1276226	USD	25,000,000.00	25,000,000.00	19-Feb-25	26-Feb-25	26-Feb-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR07	1276827	USD	50,000,000.00	50,000,000.00	20-Feb-25	27-Feb-25	27-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0245USDSTR04	1276846	USD	25,000,000.00	25,000,000.00	20-Feb-25	27-Feb-25	27-Feb-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR08	1276859	USD	50,000,000.00	50,000,000.00	20-Feb-25	27-Feb-25	27-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0135USDSTR01	1244253	USD	10,000,000.00	10,000,000.00	07-Jan-25	16-Jan-25	16-Jan-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0235USDSTR03	1270567	USD	60,000,000.00	60,000,000.00	14-Feb-25	24-Feb-25	24-Feb-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0230USDSTR01	1270569	USD	38,800,000.00	38,800,000.00	14-Feb-25	24-Feb-25	13-Feb-30
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR05	1271489	USD	50,000,000.00	50,000,000.00	18-Feb-25	25-Feb-25	25-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0145USDSTR	1245583	USD	50,000,000.00	50,000,000.00	09-Jan-25	16-Jan-25	16-Jan-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR	1263340	USD	50,000,000.00	50,000,000.00	07-Feb-25	18-Feb-25	18-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0235USDSTR01	1268548	USD	60,000,000.00	60,000,000.00	11-Feb-25	19-Feb-25	19-Feb-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR03	1268550	USD	50,000,000.00	50,000,000.00	11-Feb-25	19-Feb-25	19-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR04	1268554	USD	50,000,000.00	50,000,000.00	11-Feb-25	19-Feb-25	19-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0155USDSTR04	1246187	USD	10,000,000.00	10,000,000.00	10-Jan-25	21-Jan-25	21-Jan-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0135USDSTR03	1248403	USD	50,000,000.00	50,000,000.00	16-Jan-25	24-Jan-25	24-Jan-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0235USDSTR	1254759	USD	70,000,000.00	70,000,000.00	22-Jan-25	05-Feb-25	05-Feb-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0345USDSTR	1278023	USD	25,000,000.00	25,000,000.00	24-Feb-25	03-Mar-25	03-Mar-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR10	1300694	USD	20,000,000.00	20,000,000.00	24-Mar-25	31-Mar-25	31-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0355USDSTR02	1290543	USD	50,000,000.00	50,000,000.00	11-Mar-25	18-Mar-25	18-Mar-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0330USDSTR03	1291767	USD	18,000,000.00	18,000,000.00	13-Mar-25	20-Mar-25	20-Mar-30

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0330USDSTR04	1293484	USD	20,000,000.00	20,000,000.00	17-Mar-25	24-Mar-25	24-Mar-30
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0355USDSTR04	1293511	USD	70,000,000.00	70,000,000.00	17-Mar-25	24-Mar-25	24-Mar-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR01	1293489	USD	22,000,000.00	22,000,000.00	17-Mar-25	24-Mar-25	24-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR02	1293491	USD	18,000,000.00	18,000,000.00	17-Mar-25	24-Mar-25	24-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0245USDSTR03	1276833	USD	25,000,000.00	25,000,000.00	20-Feb-25	28-Feb-25	28-Feb-45
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR09	1298928	USD	25,000,000.00	25,000,000.00	19-Mar-25	26-Mar-25	26-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR	1291178	USD	40,000,000.00	40,000,000.00	12-Mar-25	27-Mar-25	27-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0355USDSTR	1280753	USD	50,000,000.00	50,000,000.00	27-Feb-25	10-Mar-25	10-Mar-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0355USDSTR03	1291158	USD	50,000,000.00	50,000,000.00	12-Mar-25	19-Mar-25	19-Mar-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0255USDSTR06	1276238	USD	50,000,000.00	50,000,000.00	19-Feb-25	26-Feb-25	26-Feb-55
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR03	1298219	USD	26,000,000.00	26,000,000.00	18-Mar-25	25-Mar-25	25-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR04	1298221	USD	26,000,000.00	26,000,000.00	18-Mar-25	25-Mar-25	25-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR05	1298223	USD	26,000,000.00	26,000,000.00	18-Mar-25	25-Mar-25	25-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR06	1298225	USD	26,000,000.00	26,000,000.00	18-Mar-25	25-Mar-25	25-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR07	1298228	USD	26,000,000.00	26,000,000.00	18-Mar-25	25-Mar-25	25-Mar-35
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR08	1298230	USD	26,000,000.00	26,000,000.00	18-Mar-25	25-Mar-25	25-Mar-35
	BOND/SELL USD/IBRD/PV BM/0132USD04.625	1244263	USD	6,000,000,000.00	6,000,000,000.00	07-Jan-25	15-Jan-25	15-Jan-32
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0130USD04.42	1257919	USD	50,000,000.00	50,000,000.00	28-Jan-25	04-Feb-25	31-Jan-30
	BOND/SELL USD/IBRD/PV BM/0330USD04.125	1291778	USD	6,000,000,000.00	6,000,000,000.00	13-Mar-25	20-Mar-25	20-Mar-30
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0335USDSTR11	1300704	USD	30,000,000.00	30,000,000.00	24-Mar-25	31-Mar-25	30-Mar-35
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/PRPUSDHCUK	1299589	USD	64,755,000.00	64,755,000.00	17-Mar-25	26-Mar-25	26-Mar-75

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/PRPUSDHCIS	1186143	USD	1,200,000.00	1,200,000.00	24-Oct-24	15-Jan-25	15-Jan-75
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/PRPUSDHCDK2	1269866	USD	20,715,942.99	20,715,942.99	14-Jan-25	14-Jan-25	02-Dec-74
	BOND/SELL USD/IBRD/Other Structures (Non- Retail)/PRPUSDHCCA	1277523	USD	200,000,000.00	200,000,000.00	19-Feb-25	24-Feb-25	24-Feb-75
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0230USDFRN	1262868	USD	50,000,000.00	50,000,000.00	07-Feb-25	14-Feb-25	14-Feb-30
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0230USD04.486	1269211	USD	25,000,000.00	25,000,000.00	13-Feb-25	21-Feb-25	21-Feb-30
Sub-total New Borrowings				14,568,498,628.89	14,568,498,628.89

Total New Borrowings					23,207,260,833.64

Maturing Borrowings
Australian Dollars
	BOND/SELL AUD/IBRD/PV MTN Core (Non- Retail)/0125AUD01.3315	311794	AUD	(50,000,000.00)	(31,097,500.00)	07-Jan-22	21-Jan-22	21-Jan-25
Sub-total Maturing Borrowings				(50,000,000.00)	(31,097,500.00)

Brazilian Real
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0125BRL00.00	5701	BRL	(8,000,000.00)	(1,330,472.82)	09-Jul-19	16-Jul-19	16-Jan-25
Sub-total Maturing Borrowings				(8,000,000.00)	(1,330,472.82)

Canadian Dollars
	BOND/SELL CAD/IBRD/PV BM/0125CAD01.90	5826	CAD	(1,500,000,000.00)	(1,043,623,460.66)	07-Jan-20	16-Jan-20	16-Jan-25
Sub-total Maturing Borrowings				(1,500,000,000.00)	(1,043,623,460.66)

Chilean Pesos
	BOND/SELL CLP/IBRD/Japanese Retail (Uridashi)/0225CLP05.70	334678	CLP	(4,500,000,000.00)	(4,702,194.36)	10-Feb-22	18-Feb-22	07-Feb-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL CLP/IBRD/PV MTN Non-Core (Non-Retail)/0125CLP02.00	5861	CLP	(3,900,000,000.00)	(3,955,174.69)	23-Jan-20	31-Jan-20	31-Jan-25
Sub-total Maturing Borrowings				(8,400,000,000.00)	(8,657,369.05)

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0125EURSTR	4989	EUR	(100,000,000.00)	(103,045,000.00)	04-Jan-17	17-Jan-17	17-Jan-25
	BOND/SELL EUR/IBRD/PV MTN Core (Non- Retail)/0225DEM00.00E	4495	EUR	(204,516,752.00)	(211,091,965.58)	10-Feb-95	10-Feb-95	10-Feb-25
	BOND/SELL EUR/IBRD/PV MTN Core (Non- Retail)/0325DEM00.00E	4497	EUR	(153,387,564.00)	(166,594,233.26)	10-Mar-95	10-Mar-95	10-Mar-25
Sub-total Maturing Borrowings				(457,904,316.00)	(480,731,198.84)

Indian Rupees
	BOND/SELL INR/IBRD/European Retail (PV)/0225INR05.50	5838	INR	(300,000,000.00)	(3,430,119.88)	14-Jan-20	10-Feb-20	10-Feb-25
	BOND/SELL INR/IBRD/European Retail (PV)/0225INR05.50	5880	INR	(300,000,000.00)	(3,430,119.88)	14-Feb-20	25-Feb-20	10-Feb-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR04.80	5262	INR	(301,000,000.00)	(3,482,647.51)	31-Jan-18	07-Feb-18	23-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR06.00	5833	INR	(4,500,000,000.00)	(51,976,552.80)	09-Jan-20	16-Jan-20	16-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR06.00	5879	INR	(3,000,000,000.00)	(34,651,035.20)	14-Feb-20	21-Feb-20	16-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR06.00	277939	INR	(1,000,000,000.00)	(11,550,345.07)	17-Nov-21	29-Nov-21	16-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR06.00	313569	INR	(1,500,000,000.00)	(17,325,517.60)	11-Jan-22	19-Jan-22	16-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR04.80	5281	INR	(300,000,000.00)	(3,471,077.25)	15-Feb-18	23-Feb-18	23-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR04.80	5292	INR	(300,000,000.00)	(3,471,077.25)	27-Feb-18	06-Mar-18	23-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0225INR04.80	5331	INR	(156,000,000.00)	(1,784,805.13)	19-Apr-18	26-Apr-18	05-Feb-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0225INR04.80	5447	INR	(250,000,000.00)	(2,860,264.63)	06-Sep-18	13-Sep-18	05-Feb-25
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0125INR00.00	5700	INR	(100,000,000.00)	(1,155,034.51)	09-Jul-19	16-Jul-19	16-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR00.00	5721	INR	(100,000,000.00)	(1,155,034.51)	09-Aug-19	16-Aug-19	16-Jan-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR00.00	5784	INR	(300,000,000.00)	(3,465,103.52)	31-Oct-19	07-Nov-19	16-Jan-25
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0125INR04.00	5822	INR	(1,200,000,000.00)	(13,860,414.08)	19-Dec-19	16-Jan-20	16-Jan-25
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0125INR00.00	5873	INR	(300,000,000.00)	(3,465,103.52)	11-Feb-20	18-Feb-20	16-Jan-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0225INR00.00	5840	INR	(500,000,000.00)	(5,708,316.45)	08-Jan-20	06-Feb-20	06-Feb-25
	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0225INR04.00	5857	INR	(1,000,000,000.00)	(11,502,119.27)	22-Jan-20	13-Feb-20	13-Feb-25
	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0325INR00.00	5878	INR	(2,750,000,000.00)	(32,069,035.89)	14-Feb-20	30-Mar-20	27-Mar-25
Sub-total Maturing Borrowings				(18,157,000,000.00)	(209,813,723.95)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0325IDR05.50	5888	IDR	(750,000,000,000.00)	(45,606,567.35)	26-Feb-20	04-Mar-20	04-Mar-25
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0325IDR05.50	313575	IDR	(300,000,000,000.00)	(18,242,626.94)	11-Jan-22	19-Jan-22	04-Mar-25
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0125IDR05.45	5802	IDR	(52,100,000,000.00)	(3,230,006.20)	21-Nov-19	20-Dec-19	07-Jan-25
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0225IDR05.10	5820	IDR	(53,100,000,000.00)	(3,248,699.91)	18-Dec-19	29-Jan-20	04-Feb-25
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0325IDR04.51	5862	IDR	(75,300,000,000.00)	(4,578,899.36)	24-Jan-20	27-Feb-20	04-Mar-25
	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0325IDR00.00	5847	IDR	(32,000,000,000.00)	(1,958,384.33)	16-Jan-20	09-Mar-20	10-Mar-25
Sub-total Maturing Borrowings				(1,262,500,000,000.00)	(76,865,184.09)

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0225KZT12.50	662194	KZT	(9,250,000,000.00)	(18,291,477.16)	13-Feb-23	21-Feb-23	21-Feb-25
Sub-total Maturing Borrowings				(9,250,000,000.00)	(18,291,477.16)

New Zealand Dollars
	BOND/SELL NZD/IBRD/PV BM/0225NZD01.375	5874	NZD	(600,000,000.00)	(342,750,000.00)	11-Feb-20	19-Feb-20	19-Feb-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Sub-total Maturing Borrowings				(600,000,000.00)	(342,750,000.00)

Norwegian Kroner
	BOND/SELL NOK/IBRD/PV MTN Non-Core (Non-Retail)/0325NOK01.75	5793	NOK	(1,000,000,000.00)	(93,694,807.90)	13-Nov-19	20-Nov-19	13-Mar-25
Sub-total Maturing Borrowings				(1,000,000,000.00)	(93,694,807.90)

Peruvian Soles Nuevos
	BOND/SELL PEN/IBRD/PV MTN Non-Core (Non-Retail)/0125PEN04.25	314891	PEN	(100,000,000.00)	(26,926,960.62)	13-Jan-22	24-Jan-22	24-Jan-25
Sub-total Maturing Borrowings				(100,000,000.00)	(26,926,960.62)

Peso Uruguayo
	BOND/SELL UYU/IBRD/Other Structures (Non- Retail)/0325UYUSTR	6284	UYU	(1,207,500,000.00)	(28,331,769.12)	04-Mar-20	18-Mar-20	18-Mar-25
Sub-total Maturing Borrowings				(1,207,500,000.00)	(28,331,769.12)

Russian Ruble
	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0125RUB05.00	5852	RUB	(490,000,000.00)	(4,994,394.05)	17-Jan-20	28-Jan-20	28-Jan-25
	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0125RUB05.00	5889	RUB	(700,000,000.00)	(7,134,848.64)	27-Feb-20	05-Mar-20	28-Jan-25
Sub-total Maturing Borrowings				(1,190,000,000.00)	(12,129,242.69)

United States Dollars
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0225USDFRN	5264	USD	(50,000,000.00)	(50,000,000.00)	01-Feb-18	08-Feb-18	10-Feb-25
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0225USDFRNA	5854	USD	(11,240,000.00)	(11,240,000.00)	17-Jan-20	07-Feb-20	07-Feb-25
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0325USDSTR05	344317	USD	(50,000,000.00)	(50,000,000.00)	23-Feb-22	17-Mar-22	17-Mar-25
	BOND/SELL USD/IBRD/PV BM/0125USD01.625	5828	USD	(3,500,000,000.00)	(3,500,000,000.00)	08-Jan-20	15-Jan-20	15-Jan-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0225USD02.75	5263	USD	(300,000,000.00)	(300,000,000.00)	01-Feb-18	08-Feb-18	10-Feb-25
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0325USD02.165	4730	USD	(20,000,000.00)	(20,000,000.00)	24-Feb-15	04-Mar-15	04-Mar-25
	BOND/SELL USD/IBRD/PV BM/0325USD00.75	5897	USD	(3,500,000,000.00)	(3,500,000,000.00)	04-Mar-20	11-Mar-20	11-Mar-25
	BOND/SELL USD/IBRD/PV BM/0325USD02.125	4729	USD	(600,000,000.00)	(600,000,000.00)	19-Feb-15	03-Mar-15	03-Mar-25
	BOND/SELL USD/IBRD/PV MTN Core (Non- Retail)/0325USD02.125	5816	USD	(100,000,000.00)	(100,000,000.00)	10-Dec-19	17-Dec-19	03-Mar-25
Sub-total Maturing Borrowings				(8,131,240,000.00)	(8,131,240,000.00)

Total Maturing Borrowings					(10,505,483,166.90)

Early Retirements
Euro
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0138EURSTR	1231527	EUR	(25,000,000.00)	(25,490,000.00)	18-Dec-24	13-Jan-25	13-Jan-38
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0138EURSTR01	1239567	EUR	(10,000,000.00)	(10,513,000.00)	03-Jan-25	27-Jan-25	25-Jan-38
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0233EURSTR00	1257924	EUR	(5,000,000.00)	(5,231,500.00)	28-Jan-25	18-Feb-25	16-Feb-33
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0138EURSTR02	1236471	EUR	(30,000,000.00)	(31,210,500.00)	26-Dec-24	23-Jan-25	23-Jan-38
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0329EURSTR	1269203	EUR	(10,000,000.00)	(10,799,500.00)	12-Feb-25	06-Mar-25	06-Mar-29
Sub-total Early Retirements				(80,000,000.00)	(83,244,500.00)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0134USDSTR01	1245571	USD	(15,000,000.00)	(15,000,000.00)	09-Jan-25	31-Jan-25	31-Jan-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0134USDSTR02	1239568	USD	(5,000,000.00)	(5,000,000.00)	03-Jan-25	27-Jan-25	25-Jan-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0234USDSTR	1246192	USD	(25,000,000.00)	(25,000,000.00)	10-Jan-25	03-Feb-25	01-Feb-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0328USDSTR04	1279399	USD	(25,000,000.00)	(25,000,000.00)	25-Feb-25	14-Mar-25	14-Mar-28

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0328USDSTR03	1257923	USD	(50,000,000.00)	(50,000,000.00)	28-Jan-25	03-Mar-25	03-Mar-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0334USDSTR02	1289154	USD	(25,000,000.00)	(25,000,000.00)	07-Mar-25	28-Mar-25	28-Mar-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0934USDSTR02	1276829	USD	(20,000,000.00)	(20,000,000.00)	20-Feb-25	11-Mar-25	11-Sep-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0228USDSTR06	1262864	USD	(25,000,000.00)	(25,000,000.00)	06-Feb-25	28-Feb-25	28-Feb-28
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0234USDSTR04	1262865	USD	(31,000,000.00)	(31,000,000.00)	06-Feb-25	28-Feb-25	28-Feb-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0927USDSTR09	1276849	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-25	13-Mar-25	13-Sep-27
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0329USDSTR02	1283750	USD	(150,000,000.00)	(150,000,000.00)	04-Mar-25	25-Mar-25	25-Mar-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0626USDSTR05	1279400	USD	(20,000,000.00)	(20,000,000.00)	25-Feb-25	18-Mar-25	18-Jun-26
	BOND/BUY USD/IBRD/PV MTN Core (Non- Retail)/0329USDSTR01	1269202	USD	(500,000,000.00)	(500,000,000.00)	12-Feb-25	05-Mar-25	05-Mar-29
	BOND/BUY USD/IBRD/Putable (Non- Retail)/0628USDSTR01	1259176	USD	(33,323,000.00)	(33,323,000.00)	30-Jan-25	07-Feb-25	09-Jun-28
Sub-total Early Retirements				(1,024,323,000.00)	(1,024,323,000.00)

Total Early Retirements					(1,107,567,500.00)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01 2025 through March 31 2025

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251024 WB	1271493	USD	100,000,000.00	100,000,000.00	18-Feb-25	19-Feb-25	24-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260128 WB	1258554	USD	100,000,000.00	100,000,000.00	29-Jan-25	30-Jan-25	28-Jan-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250925 WB	1276840	USD	100,000,000.00	100,000,000.00	20-Feb-25	21-Feb-25	25-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250605 WB	1284881	USD	100,000,000.00	100,000,000.00	06-Mar-25	06-Mar-25	05-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1257904	USD	100,000,000.00	100,000,000.00	28-Jan-25	28-Jan-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1257906	USD	100,000,000.00	100,000,000.00	28-Jan-25	30-Jan-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251125 WB	1257907	USD	100,000,000.00	100,000,000.00	28-Jan-25	29-Jan-25	25-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1269863	USD	100,000,000.00	100,000,000.00	13-Feb-25	13-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251125 WB	1258553	USD	100,000,000.00	100,000,000.00	29-Jan-25	30-Jan-25	25-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1261103	USD	100,000,000.00	100,000,000.00	03-Feb-25	05-Feb-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1263871	USD	100,000,000.00	100,000,000.00	10-Feb-25	11-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1263877	USD	100,000,000.00	100,000,000.00	10-Feb-25	11-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250609 WB	1284883	USD	100,000,000.00	100,000,000.00	06-Mar-25	06-Mar-25	09-Jun-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250513 WB	1301329	USD	100,000,000.00	100,000,000.00	26-Mar-25	26-Mar-25	13-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1257898	USD	100,000,000.00	100,000,000.00	28-Jan-25	28-Jan-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251125 WB	1261739	USD	100,000,000.00	100,000,000.00	04-Feb-25	05-Feb-25	25-Nov-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1261742	USD	100,000,000.00	100,000,000.00	04-Feb-25	04-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1271492	USD	100,000,000.00	100,000,000.00	18-Feb-25	20-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250411 WB	1289143	USD	100,000,000.00	100,000,000.00	07-Mar-25	07-Mar-25	11-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1289149	USD	100,000,000.00	100,000,000.00	07-Mar-25	10-Mar-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1293497	USD	100,000,000.00	100,000,000.00	17-Mar-25	18-Mar-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1300696	USD	100,000,000.00	100,000,000.00	24-Mar-25	25-Mar-25	29-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1300697	USD	100,000,000.00	100,000,000.00	24-Mar-25	25-Mar-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250522 WB	1301330	USD	100,000,000.00	100,000,000.00	26-Mar-25	26-Mar-25	22-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1301341	USD	100,000,000.00	100,000,000.00	26-Mar-25	26-Mar-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1301344	USD	100,000,000.00	100,000,000.00	26-Mar-25	27-Mar-25	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1301346	USD	100,000,000.00	100,000,000.00	26-Mar-25	26-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250415 WB	1280057	USD	100,000,000.00	100,000,000.00	26-Feb-25	26-Feb-25	15-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250424 WB	1280060	USD	100,000,000.00	100,000,000.00	26-Feb-25	26-Feb-25	24-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1280729	USD	100,000,000.00	100,000,000.00	27-Feb-25	28-Feb-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251001 WB	1289150	USD	100,000,000.00	100,000,000.00	07-Mar-25	10-Mar-25	01-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1293498	USD	100,000,000.00	100,000,000.00	17-Mar-25	19-Mar-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250926 WB	1293499	USD	100,000,000.00	100,000,000.00	17-Mar-25	19-Mar-25	26-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251029 WB	1300698	USD	100,000,000.00	100,000,000.00	24-Mar-25	25-Mar-25	29-Oct-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250801 WB	1276844	USD	100,000,000.00	100,000,000.00	20-Feb-25	24-Feb-25	01-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1276845	USD	100,000,000.00	100,000,000.00	20-Feb-25	24-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1280737	USD	100,000,000.00	100,000,000.00	27-Feb-25	27-Feb-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251029 WB	1298236	USD	100,000,000.00	100,000,000.00	18-Mar-25	19-Mar-25	29-Oct-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250512 WB	1290538	USD	100,000,000.00	100,000,000.00	11-Mar-25	12-Mar-25	12-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250513 WB	1301207	USD	100,000,000.00	100,000,000.00	25-Mar-25	25-Mar-25	13-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250513 WB	1301208	USD	100,000,000.00	100,000,000.00	25-Mar-25	25-Mar-25	13-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1301209	USD	100,000,000.00	100,000,000.00	25-Mar-25	25-Mar-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1301210	USD	100,000,000.00	100,000,000.00	25-Mar-25	26-Mar-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1305266	USD	100,000,000.00	100,000,000.00	31-Mar-25	31-Mar-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250421 WB	1298233	USD	100,000,000.00	100,000,000.00	18-Mar-25	18-Mar-25	21-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1303322	USD	100,000,000.00	100,000,000.00	27-Mar-25	31-Mar-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250610 WB	1303324	USD	100,000,000.00	100,000,000.00	27-Mar-25	27-Mar-25	10-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250507 WB	1257911	USD	50,000,000.00	50,000,000.00	28-Jan-25	29-Jan-25	07-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20251215 WB	1257912	USD	200,000,000.00	200,000,000.00	28-Jan-25	29-Jan-25	15-Dec-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250416 WB	1276835	USD	50,000,000.00	50,000,000.00	20-Feb-25	20-Feb-25	16-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250514 WB	1284890	USD	50,000,000.00	50,000,000.00	06-Mar-25	06-Mar-25	14-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250724 WB	1290532	USD	50,000,000.00	50,000,000.00	11-Mar-25	12-Mar-25	24-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250919 WB	1290534	USD	10,000,000.00	10,000,000.00	11-Mar-25	12-Mar-25	19-Sep-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250611 WB	1281412	USD	200,000,000.00	200,000,000.00	28-Feb-25	28-Feb-25	11-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250728 WB	1301212	USD	50,000,000.00	50,000,000.00	25-Mar-25	26-Mar-25	28-Jul-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250626 WB	1301333	USD	229,000,000.00	229,000,000.00	26-Mar-25	26-Mar-25	26-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250703 WB	1280733	USD	3,750,000.00	3,750,000.00	27-Feb-25	28-Feb-25	03-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1305264	USD	280,000,000.00	280,000,000.00	31-Mar-25	31-Mar-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1305268	USD	10,000,000.00	10,000,000.00	31-Mar-25	31-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1305269	USD	10,000,000.00	10,000,000.00	31-Mar-25	31-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1305270	USD	10,000,000.00	10,000,000.00	31-Mar-25	31-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1305271	USD	10,000,000.00	10,000,000.00	31-Mar-25	31-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1305272	USD	10,000,000.00	10,000,000.00	31-Mar-25	31-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250616 WB	1303325	USD	250,000,000.00	250,000,000.00	27-Mar-25	27-Mar-25	16-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250811 WB	1303326	USD	25,000,000.00	25,000,000.00	27-Mar-25	28-Mar-25	11-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250508 WB	1261099	USD	40,000,000.00	40,000,000.00	03-Feb-25	07-Feb-25	08-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250408 WB	1276839	USD	40,000,000.00	40,000,000.00	20-Feb-25	27-Feb-25	08-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250428 WB	1257899	USD	15,000,000.00	15,000,000.00	28-Jan-25	28-Jan-25	28-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250417 WB	1257900	USD	8,454,000.00	8,454,000.00	28-Jan-25	29-Jan-25	17-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1257903	USD	50,000,000.00	50,000,000.00	28-Jan-25	29-Jan-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250407 WB	1257905	USD	200,000,000.00	200,000,000.00	28-Jan-25	28-Jan-25	07-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1257908	USD	5,000,000.00	5,000,000.00	28-Jan-25	06-Feb-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250505 WB	1257909	USD	5,000,000.00	5,000,000.00	28-Jan-25	07-Feb-25	05-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1257910	USD	20,000,000.00	20,000,000.00	28-Jan-25	14-Feb-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1269862	USD	25,000,000.00	25,000,000.00	13-Feb-25	13-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1269864	USD	25,000,000.00	25,000,000.00	13-Feb-25	13-Feb-25	30-Apr-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1258552	USD	200,000,000.00	200,000,000.00	29-Jan-25	29-Jan-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1258555	USD	250,000,000.00	250,000,000.00	29-Jan-25	30-Jan-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250430 WB	1261096	USD	20,000,000.00	20,000,000.00	03-Feb-25	03-Feb-25	30-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1261101	USD	50,000,000.00	50,000,000.00	03-Feb-25	04-Feb-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1261102	USD	150,000,000.00	150,000,000.00	03-Feb-25	04-Feb-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1263867	USD	25,000,000.00	25,000,000.00	10-Feb-25	10-Feb-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250522 WB	1263868	USD	50,000,000.00	50,000,000.00	10-Feb-25	11-Feb-25	22-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1263872	USD	150,000,000.00	150,000,000.00	10-Feb-25	11-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250411 WB	1263873	USD	20,000,000.00	20,000,000.00	10-Feb-25	14-Feb-25	11-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1263874	USD	10,000,000.00	10,000,000.00	10-Feb-25	14-Feb-25	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1263875	USD	30,000,000.00	30,000,000.00	10-Feb-25	12-Feb-25	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1263876	USD	50,000,000.00	50,000,000.00	10-Feb-25	12-Feb-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1284880	USD	10,000,000.00	10,000,000.00	06-Mar-25	06-Mar-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1284882	USD	50,000,000.00	50,000,000.00	06-Mar-25	06-Mar-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284884	USD	20,000,000.00	20,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284885	USD	20,000,000.00	20,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284886	USD	20,000,000.00	20,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250519 WB	1301326	USD	170,000,000.00	170,000,000.00	26-Mar-25	26-Mar-25	19-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250630 WB	1301327	USD	500,000,000.00	500,000,000.00	26-Mar-25	26-Mar-25	30-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250521 WB	1261740	USD	50,000,000.00	50,000,000.00	04-Feb-25	05-Feb-25	21-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250613 WB	1261741	USD	200,000,000.00	200,000,000.00	04-Feb-25	05-Feb-25	13-Jun-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250411 WB	1261743	USD	50,000,000.00	50,000,000.00	04-Feb-25	04-Feb-25	11-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250509 WB	1261744	USD	20,000,000.00	20,000,000.00	04-Feb-25	10-Feb-25	09-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1271494	USD	60,000,000.00	60,000,000.00	18-Feb-25	24-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250424 WB	1284887	USD	450,000,000.00	450,000,000.00	06-Mar-25	06-Mar-25	24-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284888	USD	20,000,000.00	20,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284889	USD	20,000,000.00	20,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1284891	USD	50,000,000.00	50,000,000.00	06-Mar-25	06-Mar-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284892	USD	20,000,000.00	20,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250425 WB	1284893	USD	50,000,000.00	50,000,000.00	06-Mar-25	06-Mar-25	25-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250606 WB	1284894	USD	50,000,000.00	50,000,000.00	06-Mar-25	06-Mar-25	06-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1284895	USD	70,000,000.00	70,000,000.00	06-Mar-25	06-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1289144	USD	200,000,000.00	200,000,000.00	07-Mar-25	07-Mar-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250613 WB	1293496	USD	1,400,000.00	1,400,000.00	17-Mar-25	18-Mar-25	13-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1300693	USD	150,000,000.00	150,000,000.00	24-Mar-25	24-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1301331	USD	160,000,000.00	160,000,000.00	26-Mar-25	26-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1301349	USD	1,930,000.00	1,930,000.00	26-Mar-25	28-Mar-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250414 WB	1304230	USD	150,000,000.00	150,000,000.00	28-Mar-25	31-Mar-25	14-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250528 WB	1276219	USD	200,000,000.00	200,000,000.00	19-Feb-25	19-Feb-25	28-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250410 WB	1280061	USD	70,000,000.00	70,000,000.00	26-Feb-25	06-Mar-25	10-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1280731	USD	33,000,000.00	33,000,000.00	27-Feb-25	27-Feb-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250417 WB	1276836	USD	18,000,000.00	18,000,000.00	20-Feb-25	21-Feb-25	17-Apr-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250521 WB	1276837	USD	200,000,000.00	200,000,000.00	20-Feb-25	20-Feb-25	21-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250522 WB	1276838	USD	27,000,000.00	27,000,000.00	20-Feb-25	21-Feb-25	22-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1276841	USD	50,000,000.00	50,000,000.00	20-Feb-25	21-Feb-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250829 WB	1276843	USD	50,000,000.00	50,000,000.00	20-Feb-25	21-Feb-25	29-Aug-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250627 WB	1280744	USD	40,000,000.00	40,000,000.00	27-Feb-25	28-Feb-25	27-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250417 WB	1281413	USD	5,000,000.00	5,000,000.00	28-Feb-25	28-Feb-25	17-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1289645	USD	50,000,000.00	50,000,000.00	10-Mar-25	10-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250602 WB	1289646	USD	25,000,000.00	25,000,000.00	10-Mar-25	10-Mar-25	02-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250612 WB	1289649	USD	20,000,000.00	20,000,000.00	10-Mar-25	14-Mar-25	12-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1289650	USD	10,000,000.00	10,000,000.00	10-Mar-25	14-Mar-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250610 WB	1289651	USD	75,000,000.00	75,000,000.00	10-Mar-25	11-Mar-25	10-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250530 WB	1289652	USD	250,000,000.00	250,000,000.00	10-Mar-25	11-Mar-25	30-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250618 WB	1298234	USD	45,000,000.00	45,000,000.00	18-Mar-25	21-Mar-25	18-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250620 WB	1298235	USD	50,000,000.00	50,000,000.00	18-Mar-25	18-Mar-25	20-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250418 WB	1298237	USD	5,000,000.00	5,000,000.00	18-Mar-25	19-Mar-25	18-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250418 WB	1298238	USD	5,000,000.00	5,000,000.00	18-Mar-25	19-Mar-25	18-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250407 WB	1290529	USD	500,000,000.00	500,000,000.00	11-Mar-25	11-Mar-25	07-Apr-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250604 WB	1290531	USD	50,000,000.00	50,000,000.00	11-Mar-25	11-Mar-25	04-Jun-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250701 WB	1290536	USD	50,000,000.00	50,000,000.00	11-Mar-25	12-Mar-25	01-Jul-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250512 WB	1290537	USD	200,000,000.00	200,000,000.00	11-Mar-25	12-Mar-25	12-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250729 WB	1301211	USD	50,000,000.00	50,000,000.00	25-Mar-25	26-Mar-25	29-Jul-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250519 WB	1303320	USD	350,000,000.00	350,000,000.00	27-Mar-25	27-Mar-25	19-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250501 WB	1303321	USD	150,000,000.00	150,000,000.00	27-Mar-25	31-Mar-25	01-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250523 WB	1303323	USD	13,395,000.00	13,395,000.00	27-Mar-25	28-Mar-25	23-May-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1246818	USD	25,000,000.00	25,000,000.00	13-Jan-25	13-Jan-25	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1246814	USD	2,400,000.00	2,400,000.00	13-Jan-25	13-Jan-25	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1246813	USD	20,000,000.00	20,000,000.00	13-Jan-25	14-Jan-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1246815	USD	20,000,000.00	20,000,000.00	13-Jan-25	17-Jan-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1269865	USD	75,000,000.00	75,000,000.00	13-Feb-25	13-Feb-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1263869	USD	150,000,000.00	150,000,000.00	10-Feb-25	12-Feb-25	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1271491	USD	150,000,000.00	150,000,000.00	18-Feb-25	20-Feb-25	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250317 WB	1261748	USD	300,000,000.00	300,000,000.00	04-Feb-25	05-Feb-25	17-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250313 WB	1261100	USD	15,000,000.00	15,000,000.00	03-Feb-25	06-Feb-25	13-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250320 WB	1261738	USD	60,000,000.00	60,000,000.00	04-Feb-25	10-Feb-25	20-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1246817	USD	50,000,000.00	50,000,000.00	13-Jan-25	13-Jan-25	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1246816	USD	50,000,000.00	50,000,000.00	13-Jan-25	15-Jan-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250225 WB	1261097	USD	100,000,000.00	100,000,000.00	03-Feb-25	03-Feb-25	25-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1261098	USD	100,000,000.00	100,000,000.00	03-Feb-25	03-Feb-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250304 WB	1276850	USD	100,000,000.00	100,000,000.00	20-Feb-25	20-Feb-25	04-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250307 WB	1280739	USD	100,000,000.00	100,000,000.00	27-Feb-25	28-Feb-25	07-Mar-25
Sub-total New Borrowings				14,108,329,000.00	14,108,329,000.00

Kazakhstan Tenge

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0326KZT12.5	1280058	KZT	15,000,000,000.00	30,217,566.48	26-Feb-25	05-Mar-25	05-Mar-26
				15,000,000,000.00	30,217,566.48

Total New Borrowings					14,138,546,566.48

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250117 WB	1209879	USD	(20,000,000.00)	(20,000,000.00)	21-Nov-24	21-Nov-24	17-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250106 WB	1164356	USD	(500,000,000.00)	(500,000,000.00)	27-Sep-24	30-Sep-24	06-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250103 WB	1066059	USD	(200,000,000.00)	(200,000,000.00)	12-Jun-24	14-Jun-24	03-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250131 WB	1086512	USD	(55,000,000.00)	(55,000,000.00)	08-Jul-24	08-Jul-24	31-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250102 WB	1216430	USD	(150,000,000.00)	(150,000,000.00)	04-Dec-24	05-Dec-24	02-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250108 WB	1081426	USD	(25,000,000.00)	(25,000,000.00)	01-Jul-24	01-Jul-24	08-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250130 WB	1081877	USD	(25,000,000.00)	(25,000,000.00)	02-Jul-24	02-Jul-24	30-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250206 WB	1081883	USD	(25,000,000.00)	(25,000,000.00)	02-Jul-24	02-Jul-24	06-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1147971	USD	(35,000,000.00)	(35,000,000.00)	09-Sep-24	09-Sep-24	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250207 WB	1199036	USD	(40,000,000.00)	(40,000,000.00)	12-Nov-24	18-Nov-24	07-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250212 WB	1147969	USD	(60,000,000.00)	(60,000,000.00)	09-Sep-24	09-Sep-24	12-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250115 WB	1066058	USD	(25,000,000.00)	(25,000,000.00)	12-Jun-24	12-Jun-24	15-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250219 WB	1223215	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-24	11-Dec-24	19-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250220 WB	1223216	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-24	11-Dec-24	20-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250128 WB	1231533	USD	(45,897,000.00)	(45,897,000.00)	18-Dec-24	18-Dec-24	28-Jan-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250204 WB	1223213	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-24	11-Dec-24	04-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250127 WB	1086513	USD	(25,000,000.00)	(25,000,000.00)	08-Jul-24	08-Jul-24	27-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250205 WB	1199031	USD	(30,000,000.00)	(30,000,000.00)	12-Nov-24	14-Nov-24	05-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250328 WB	1222559	USD	(250,000,000.00)	(250,000,000.00)	10-Dec-24	11-Dec-24	28-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250317 WB	1225737	USD	(8,000,000.00)	(8,000,000.00)	16-Dec-24	16-Dec-24	17-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250331 WB	1161455	USD	(250,000,000.00)	(250,000,000.00)	23-Sep-24	24-Sep-24	31-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1216923	USD	(35,000,000.00)	(35,000,000.00)	05-Dec-24	12-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250304 WB	1222553	USD	(15,155,000.00)	(15,155,000.00)	10-Dec-24	10-Dec-24	04-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250307 WB	1221750	USD	(4,427,000.00)	(4,427,000.00)	09-Dec-24	09-Dec-24	07-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250314 WB	1216432	USD	(250,000,000.00)	(250,000,000.00)	04-Dec-24	05-Dec-24	14-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250103 WB	1209877	USD	(20,000,000.00)	(20,000,000.00)	21-Nov-24	21-Nov-24	03-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250127 WB	1221751	USD	(40,000,000.00)	(40,000,000.00)	09-Dec-24	16-Dec-24	27-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250131 WB	1164352	USD	(25,000,000.00)	(25,000,000.00)	27-Sep-24	30-Sep-24	31-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250102 WB	1216917	USD	(150,000,000.00)	(150,000,000.00)	05-Dec-24	09-Dec-24	02-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250102 WB	1224972	USD	(150,000,000.00)	(150,000,000.00)	13-Dec-24	16-Dec-24	02-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250130 WB	1223914	USD	(70,000,000.00)	(70,000,000.00)	12-Dec-24	19-Dec-24	30-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250131 WB	1232236	USD	(25,000,000.00)	(25,000,000.00)	19-Dec-24	19-Dec-24	31-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1224973	USD	(25,000,000.00)	(25,000,000.00)	13-Dec-24	13-Dec-24	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1087376	USD	(120,000,000.00)	(120,000,000.00)	09-Jul-24	09-Jul-24	03-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250206 WB	1118821	USD	(25,000,000.00)	(25,000,000.00)	30-Jul-24	30-Jul-24	06-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250206 WB	1222570	USD	(22,121,000.00)	(22,121,000.00)	10-Dec-24	11-Dec-24	06-Feb-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250206 WB	1232238	USD	(15,000,000.00)	(15,000,000.00)	19-Dec-24	27-Dec-24	06-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250207 WB	1223220	USD	(40,000,000.00)	(40,000,000.00)	11-Dec-24	11-Dec-24	07-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1246818	USD	(25,000,000.00)	(25,000,000.00)	13-Jan-25	13-Jan-25	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1130281	USD	(75,000,000.00)	(75,000,000.00)	13-Aug-24	14-Aug-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164345	USD	(275,000,000.00)	(275,000,000.00)	27-Sep-24	30-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164354	USD	(4,500,000.00)	(4,500,000.00)	27-Sep-24	27-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1246814	USD	(2,400,000.00)	(2,400,000.00)	13-Jan-25	13-Jan-25	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1209880	USD	(10,000,000.00)	(10,000,000.00)	21-Nov-24	21-Nov-24	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1225729	USD	(5,000,000.00)	(5,000,000.00)	16-Dec-24	16-Dec-24	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250212 WB	1207038	USD	(20,000,000.00)	(20,000,000.00)	19-Nov-24	22-Nov-24	12-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250221 WB	1223212	USD	(45,000,000.00)	(45,000,000.00)	11-Dec-24	18-Dec-24	21-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250221 WB	1223221	USD	(20,000,000.00)	(20,000,000.00)	11-Dec-24	11-Dec-24	21-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250221 WB	1232244	USD	(40,000,000.00)	(40,000,000.00)	19-Dec-24	19-Dec-24	21-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1246813	USD	(20,000,000.00)	(20,000,000.00)	13-Jan-25	14-Jan-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1246815	USD	(20,000,000.00)	(20,000,000.00)	13-Jan-25	17-Jan-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1269865	USD	(75,000,000.00)	(75,000,000.00)	13-Feb-25	13-Feb-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250224 WB	1225735	USD	(5,000,000.00)	(5,000,000.00)	16-Dec-24	16-Dec-24	24-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250219 WB	1231529	USD	(25,000,000.00)	(25,000,000.00)	18-Dec-24	19-Dec-24	19-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250219 WB	1233071	USD	(20,000,000.00)	(20,000,000.00)	20-Dec-24	23-Dec-24	19-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250128 WB	1232242	USD	(55,272,000.00)	(55,272,000.00)	19-Dec-24	19-Dec-24	28-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1223211	USD	(25,000,000.00)	(25,000,000.00)	11-Dec-24	11-Dec-24	03-Feb-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1223905	USD	(25,000,000.00)	(25,000,000.00)	12-Dec-24	12-Dec-24	03-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1233070	USD	(150,000,000.00)	(150,000,000.00)	20-Dec-24	20-Dec-24	03-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250204 WB	1224986	USD	(65,855,000.00)	(65,855,000.00)	13-Dec-24	13-Dec-24	04-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250328 WB	1222561	USD	(4,000,000.00)	(4,000,000.00)	10-Dec-24	11-Dec-24	28-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250328 WB	1225739	USD	(7,000,000.00)	(7,000,000.00)	16-Dec-24	17-Dec-24	28-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250314 WB	1224981	USD	(30,000,000.00)	(30,000,000.00)	13-Dec-24	20-Dec-24	14-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1263869	USD	(150,000,000.00)	(150,000,000.00)	10-Feb-25	12-Feb-25	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1271491	USD	(150,000,000.00)	(150,000,000.00)	18-Feb-25	20-Feb-25	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250317 WB	1261748	USD	(300,000,000.00)	(300,000,000.00)	04-Feb-25	05-Feb-25	17-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1221232	USD	(150,000,000.00)	(150,000,000.00)	06-Dec-24	09-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1221752	USD	(245,000,000.00)	(245,000,000.00)	09-Dec-24	10-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1232237	USD	(45,000,000.00)	(45,000,000.00)	19-Dec-24	27-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250313 WB	1223219	USD	(30,000,000.00)	(30,000,000.00)	11-Dec-24	11-Dec-24	13-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250313 WB	1225738	USD	(1,500,000.00)	(1,500,000.00)	16-Dec-24	16-Dec-24	13-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250331 WB	1224987	USD	(10,000,000.00)	(10,000,000.00)	13-Dec-24	13-Dec-24	31-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1216924	USD	(9,000,000.00)	(9,000,000.00)	05-Dec-24	09-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1223906	USD	(250,000,000.00)	(250,000,000.00)	12-Dec-24	13-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1224970	USD	(30,000,000.00)	(30,000,000.00)	13-Dec-24	17-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250313 WB	1261100	USD	(15,000,000.00)	(15,000,000.00)	03-Feb-25	06-Feb-25	13-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250326 WB	1230785	USD	(500,000,000.00)	(500,000,000.00)	17-Dec-24	17-Dec-24	26-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250331 WB	1231534	USD	(250,000,000.00)	(250,000,000.00)	18-Dec-24	19-Dec-24	31-Mar-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1225726	USD	(30,000,000.00)	(30,000,000.00)	16-Dec-24	18-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1225731	USD	(41,000,000.00)	(41,000,000.00)	16-Dec-24	17-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1231535	USD	(200,000,000.00)	(200,000,000.00)	18-Dec-24	18-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1231537	USD	(250,000,000.00)	(250,000,000.00)	18-Dec-24	19-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250331 WB	1216433	USD	(250,000,000.00)	(250,000,000.00)	04-Dec-24	05-Dec-24	31-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250312 WB	1216918	USD	(200,000,000.00)	(200,000,000.00)	05-Dec-24	05-Dec-24	12-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250320 WB	1261738	USD	(60,000,000.00)	(60,000,000.00)	04-Feb-25	10-Feb-25	20-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250314 WB	1216919	USD	(200,000,000.00)	(200,000,000.00)	05-Dec-24	05-Dec-24	14-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250127 WB	1191188	USD	(50,000,000.00)	(50,000,000.00)	04-Nov-24	04-Nov-24	27-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1246817	USD	(50,000,000.00)	(50,000,000.00)	13-Jan-25	13-Jan-25	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1209881	USD	(50,000,000.00)	(50,000,000.00)	21-Nov-24	21-Nov-24	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250115 WB	1223214	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-24	11-Dec-24	15-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1246816	USD	(50,000,000.00)	(50,000,000.00)	13-Jan-25	15-Jan-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1221235	USD	(50,000,000.00)	(50,000,000.00)	06-Dec-24	09-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250228 WB	1223911	USD	(50,000,000.00)	(50,000,000.00)	12-Dec-24	13-Dec-24	28-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250304 WB	1222560	USD	(50,000,000.00)	(50,000,000.00)	10-Dec-24	11-Dec-24	04-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250307 WB	1223913	USD	(50,000,000.00)	(50,000,000.00)	12-Dec-24	19-Dec-24	07-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250310 WB	1216920	USD	(50,000,000.00)	(50,000,000.00)	05-Dec-24	06-Dec-24	10-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250326 WB	1223218	USD	(50,000,000.00)	(50,000,000.00)	11-Dec-24	11-Dec-24	26-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250227 WB	1224971	USD	(50,000,000.00)	(50,000,000.00)	13-Dec-24	13-Dec-24	27-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250312 WB	1147974	USD	(50,000,000.00)	(50,000,000.00)	09-Sep-24	09-Sep-24	12-Mar-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250129 WB	1207034	USD	(100,000,000.00)	(100,000,000.00)	19-Nov-24	19-Nov-24	29-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250203 WB	1085546	USD	(100,000,000.00)	(100,000,000.00)	03-Jul-24	03-Jul-24	03-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1090187	USD	(100,000,000.00)	(100,000,000.00)	15-Jul-24	15-Jul-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1130286	USD	(100,000,000.00)	(100,000,000.00)	13-Aug-24	13-Aug-24	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1130283	USD	(100,000,000.00)	(100,000,000.00)	13-Aug-24	13-Aug-24	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250213 WB	1233076	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-24	20-Dec-24	13-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250221 WB	1207035	USD	(100,000,000.00)	(100,000,000.00)	19-Nov-24	19-Nov-24	21-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250224 WB	1209875	USD	(100,000,000.00)	(100,000,000.00)	21-Nov-24	21-Nov-24	24-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250225 WB	1212175	USD	(100,000,000.00)	(100,000,000.00)	26-Nov-24	26-Nov-24	25-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250123 WB	1233077	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-24	20-Dec-24	23-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1115232	USD	(100,000,000.00)	(100,000,000.00)	23-Jul-24	23-Jul-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250116 WB	1164347	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-24	27-Sep-24	16-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1208786	USD	(100,000,000.00)	(100,000,000.00)	20-Nov-24	20-Nov-24	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1163668	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-24	26-Sep-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250313 WB	1216435	USD	(100,000,000.00)	(100,000,000.00)	04-Dec-24	06-Dec-24	13-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250324 WB	1162801	USD	(100,000,000.00)	(100,000,000.00)	25-Sep-24	26-Sep-24	24-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250320 WB	1233074	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-24	20-Dec-24	20-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250311 WB	1163671	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-24	26-Sep-24	11-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250117 WB	1222565	USD	(100,000,000.00)	(100,000,000.00)	10-Dec-24	10-Dec-24	17-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250103 WB	1147486	USD	(100,000,000.00)	(100,000,000.00)	06-Sep-24	06-Sep-24	03-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250127 WB	1208787	USD	(100,000,000.00)	(100,000,000.00)	20-Nov-24	20-Nov-24	27-Jan-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250129 WB	1212179	USD	(100,000,000.00)	(100,000,000.00)	26-Nov-24	26-Nov-24	29-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250102 WB	1233072	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-24	20-Dec-24	02-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250108 WB	1224985	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-24	13-Dec-24	08-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250131 WB	1223217	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-24	11-Dec-24	31-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250114 WB	1164360	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-24	27-Sep-24	14-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164362	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-24	27-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250110 WB	1164363	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-24	27-Sep-24	10-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250210 WB	1130878	USD	(100,000,000.00)	(100,000,000.00)	14-Aug-24	14-Aug-24	10-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250225 WB	1216434	USD	(100,000,000.00)	(100,000,000.00)	04-Dec-24	05-Dec-24	25-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250225 WB	1261097	USD	(100,000,000.00)	(100,000,000.00)	03-Feb-25	03-Feb-25	25-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250115 WB	1164361	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-24	27-Sep-24	15-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250214 WB	1261098	USD	(100,000,000.00)	(100,000,000.00)	03-Feb-25	03-Feb-25	14-Feb-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1115861	USD	(100,000,000.00)	(100,000,000.00)	24-Jul-24	25-Jul-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1118818	USD	(100,000,000.00)	(100,000,000.00)	30-Jul-24	30-Jul-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1130877	USD	(100,000,000.00)	(100,000,000.00)	14-Aug-24	14-Aug-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250124 WB	1147973	USD	(100,000,000.00)	(100,000,000.00)	09-Sep-24	10-Sep-24	24-Jan-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250328 WB	1222564	USD	(100,000,000.00)	(100,000,000.00)	10-Dec-24	10-Dec-24	28-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1208789	USD	(100,000,000.00)	(100,000,000.00)	20-Nov-24	21-Nov-24	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1208790	USD	(100,000,000.00)	(100,000,000.00)	20-Nov-24	21-Nov-24	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1212177	USD	(100,000,000.00)	(100,000,000.00)	26-Nov-24	26-Nov-24	03-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250303 WB	1216436	USD	(100,000,000.00)	(100,000,000.00)	04-Dec-24	06-Dec-24	03-Mar-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250314 WB	1223210	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-24	12-Dec-24	14-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250328 WB	1230790	USD	(100,000,000.00)	(100,000,000.00)	17-Dec-24	18-Dec-24	28-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1221233	USD	(100,000,000.00)	(100,000,000.00)	06-Dec-24	06-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1221234	USD	(100,000,000.00)	(100,000,000.00)	06-Dec-24	06-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250321 WB	1231528	USD	(100,000,000.00)	(100,000,000.00)	18-Dec-24	18-Dec-24	21-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250313 WB	1224984	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-24	13-Dec-24	13-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250331 WB	1230786	USD	(100,000,000.00)	(100,000,000.00)	17-Dec-24	17-Dec-24	31-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250326 WB	1224980	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-24	13-Dec-24	26-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250304 WB	1276850	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-25	20-Feb-25	04-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250307 WB	1280739	USD	(100,000,000.00)	(100,000,000.00)	27-Feb-25	28-Feb-25	07-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250311 WB	1164365	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-24	30-Sep-24	11-Mar-25
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20250314 WB	1216921	USD	(100,000,000.00)	(100,000,000.00)	05-Dec-24	06-Dec-24	14-Mar-25
Sub-total Maturing Borrowings				(13,341,127,000.00)	(13,341,127,000.00)

Total Maturing Borrowings					(13,341,127,000.00)